Form 10-K, Exhibit 13
period 1993-12-31
LIBERTY NATIONAL BANCORP INC /KY/
filed 1994-03-21
CIK 316909

                                                             Exhibit 13
                                                             ----------

Portions of the annual report to stockholders for the year ended
December 31, 1993 which are expressly incorporated by reference in this filing follow. Such items are proceeded by an index which shows the location in this Annual Report on Form 10-K where such items are incorporated by reference and the location of the item in the annual report to stockholders for the year ended December 31, 1993.


                               INDEX

Reference   Incorporation                                    Page number
letter in   location in                                      in annual
this        this                                             report to
Exhibit     Form 10-K         Description of Item            stockholders
- ----------  ----------------  -----------------------------  -----------
   (A)      Part I, item 1    Average Balances and Interest    page 13
                                Rates

   (B)      Part I, item 1    Analysis of Changes in Net       page 6
                                Interest Income

   (C)      Part II, item 5   Market Data                      page 14

   (D)      Part II, item 6   Consolidated Selected            page 14
                                Financial Data

   (E)      Part II, item 7   Management's Discussion and      pages 4
                                Analysis                        thru 13

   (F)      Part II, item 8   Consolidated Balance Sheet       page 16

            Part II, item 8   Consolidated Statement of        page 17
                                Income

            Part II, item 8   Consolidated Statement of        page 18
                                Changes in Stockholders'
                                Equity

            Part II, item 8   Consolidated Statement of        page 19
                                Cash Flows

            Part II, item 8   Notes to Consolidated            pages 20
                                Financial Statements            thru 34

            Part II, item 8   Report of Independent            page 35
                                Auditors

   (G)      Part II, item 8   Quarterly Results of             page 15
                                Operations


The items follow:


                                                      Exhibit 13 item (A)
AVERAGE BALANCES AND INTEREST RATES                   -------------------
Liberty National Bancorp, Inc., and Subsidiaries

In thousands on a taxable equivalent basis                Year 1993                     Year 1992                     Year 1991
                                        ---------------------------   ---------------------------   ---------------------------
                                           Average          Average      Average          Average      Average          Average
                                           Balance  Interest   Rate      Balance  Interest   Rate      Balance  Interest   Rate
                                        ----------  -------- ------   ----------  -------- ------   ----------  -------- ------
Earning assets
  Investment securities
    U.S. Treasury and Federal agencies    $550,770   $31,556   5.73%    $502,962   $35,039   6.97%    $502,484   $41,089   8.18%
    States and political subdivisions      240,106    21,087   8.78      213,926    19,726   9.22      184,484    18,289   9.91
    Other                                    5,676       336   5.92        6,125       414   6.76        4,692       315   6.71






  Trading account securities                 1,706        64   3.75        4,801       226   4.71          240        21   8.75
  Mortgage loans held for sale               5,206       382   7.34        6,943       501   7.22        1,390       115   8.27
  Federal funds sold and securities
    purchased under agreements to resell   100,257     3,120   3.11      135,015     4,935   3.66       65,004     3,603   5.54
  Interest bearing deposits with banks         117         3   2.56          183         8   4.37          849        56   6.60
  Loans, net of unearned income          3,383,888   274,966   8.13    3,045,653   273,118   8.97    2,770,146   286,756  10.35
                                        ----------  --------          ----------  --------          ----------  --------
    Total earning assets                 4,287,726   331,514   7.73    3,915,608   333,967   8.53    3,529,289   350,244   9.92
    Less allowance for loan losses          47,045  --------              40,190  --------              35,598  --------
                                        ----------                    ----------                    ----------
                                         4,240,681                     3,875,418                     3,493,691
Non-earning assets
  Cash and due from banks                  302,822                       274,856                       259,934
  Premises and equipment                    66,390                        60,808                        53,830
  Other assets                             118,932                       109,071                       103,909
                                        ----------                    ----------                    ----------
    Total assets                        $4,728,825                    $4,320,153                    $3,911,364
                                        ==========                    ==========                    ==========

Interest bearing liabilities
  Deposits
    Interest bearing demand               $583,081    14,782   2.54     $513,063    17,382   3.39     $418,083    21,464   5.13
    Savings                              1,000,881    28,824   2.88      902,097    33,596   3.72      606,470    32,966   5.44
    Negotiable certificates of deposit     163,846     5,921   3.61      144,170     6,550   4.54      234,837    15,833   6.74
    Other time                           1,432,401    65,019   4.54    1,374,810    81,093   5.90    1,371,862    98,257   7.16
  Federal funds purchased and securities
    sold under agreements to repurchase    334,305     9,836   2.94      316,828    11,050   3.49      303,927    16,982   5.59
  Other short-term borrowings               36,686     1,015   2.77       44,293     1,510   3.41       59,405     3,293   5.54
  Long-term debt                            78,034     5,306   6.80       38,072     2,541   6.67       43,671     3,176   7.27
                                        ----------  --------          ----------  --------          ----------  --------
    Total interest bearing liabilities   3,629,234   130,703   3.60    3,333,333   153,722   4.61    3,038,255   191,971   6.32
                                        ----------  --------          ----------  --------          ----------  --------
Non-interest bearing liabilities
  Non-interest bearing deposits            682,714                       610,824                       540,751
  Other liabilities                         40,445                        41,225                        40,728
                                        ----------                    ----------                    ----------
    Total liabilities                    4,352,393                     3,985,382                     3,619,734
Stockholders' equity                       376,432                       334,771                       291,630
                                        ----------                    ----------                    ----------
    Total liabilities and
      stockholders' equity              $4,728,825                    $4,320,153                    $3,911,364
                                        ==========                    ==========                    ==========
Net interest income                                 $200,811                      $180,245                      $158,273
                                                    ========                      ========                      ========
Net interest spread                                            4.13%                         3.92%                         3.60%
                                                             ======                        ======                        ======
Net interest margin                                            4.68%                         4.60%                         4.48%
                                                             ======                        ======                        ======




                                                      Exhibit 13 item (B)
ANALYSIS OF CHANGES IN NET INTEREST INCOME            -------------------
Liberty National Bancorp, Inc., and Subsidiaries

In thousands on a
taxable equivalent basis                    1993 vs. 1992                 1992 vs. 1991
                              ---------------------------   ---------------------------
                             Increase (decrease)           Increase (decrease)
                               due to change in              due to change in
                              -----------------       Net   -----------------       Net
                               Volume      Rate    Change    Volume      Rate    Change
                              -------   -------  --------   -------   -------  --------
Interest income
  Loans                       $28,762  ($26,914)   $1,848   $26,838  ($40,476) ($13,638)
  Investment securities         5,291    (7,491)   (2,200)    2,621    (7,135)   (4,514)
  Federal funds sold
    and securities purchased   (1,146)     (669)   (1,815)    2,871    (1,539)    1,332
    under agreements to resell






  Deposits with banks              (2)       (3)       (5)      (34)      (14)      (48)
  Mortgage loans held for sale   (127)        8      (119)      403       (17)      386
  Trading account securities     (123)      (39)     (162)      219       (14)      205
                              -------   -------  --------   -------   -------  --------
    Total interest income      32,655   (35,108)   (2,453)   32,918   (49,195)  (16,277)
                              -------   -------  --------   -------   -------  --------
Interest expense
  Deposits
    Demand                      2,158    (4,758)   (2,600)    4,199    (8,281)   (4,082)
    Savings                     3,391    (8,163)   (4,772)   13,036   (12,406)      630
    Negotiable certificates
      of deposit                  821    (1,450)     (629)   (5,030)   (4,253)   (9,283)
    Other time                  3,279   (19,353)  (16,074)      210   (17,374)  (17,164)
  Federal funds purchased
    and securities sold under     589    (1,803)   (1,214)      693    (6,625)   (5,932)
    agreements to repurchase
  Other short-term borrowings    (237)     (258)     (495)     (710)   (1,073)   (1,783)
  Long-term debt                2,715        50     2,765      (386)     (249)     (635)
                              -------   -------  --------   -------   -------  --------
    Total interest expense     12,716   (35,735)  (23,019)   12,012   (50,261)  (38,249)
                              -------   -------  --------   -------   -------  --------
      Net interest income     $19,939      $627   $20,566   $20,906    $1,066   $21,972
                              =======   =======  ========   =======   =======  ========


                                                      Exhibit 13 item (C)
MARKET DATA                                           -------------------
Liberty National Bancorp, Inc., and Subsidiaries

Liberty's stock is traded in the NASDAQ National Market System under the NASDAQ symbol LNBC. The approximate number of stockholders at December 31, 1993 was 4,500. The following table sets forth the high, low and last closing price and cash dividends declared for each quarter in the last two years. The information has been adjusted to reflect the 4-for-3 stock split distributed in May 1993.


Quarter                             1993                                     1992
      ----------------------------------       ----------------------------------
                 Closing Price                            Closing Price
     -------------------------      Cash       ------------------------      Cash
                               Dividends                                Dividends
        High      Low     Last  Declared         High      Low     Last  Declared
     -------  -------  -------  --------      -------  -------  -------  --------
1st  $26.813  $22.875  $26.063  $0.16875      $24.563  $18.375  $21.750     $0.15
2nd   27.375   24.188   24.750   0.16875       25.875   21.375   21.938      0.15
3rd   28.500   25.000   27.500   0.17000       22.875   20.438   22.125      0.15
4th   30.750   25.250   30.250   0.30000 (a)   26.625   21.188   25.500      0.15

(a) Includes $0.13 per share special dividend declared December 15, 1993 and paid January 1, 1994 in order to align Liberty's current dividend schedule with the current BANC ONE CORPORATION dividend schedule. See note 2 to the consolidated financial statements for information regarding the pending merger with BANC ONE CORPORATION.

The payment of dividends is subject to the restrictions described in note
  10 to the consolidated financial statements.


                                                      Exhibit 13 item (D)
CONSOLIDATED SELECTED FINANCIAL DATA                  -------------------
Liberty National Bancorp, Inc., and Subsidiaries

In thousands except per share data
Year ended December 31             1993         1992       1991       1990       1989
                              ---------    ---------  ---------  ---------  ---------







Net interest income            $190,792     $170,743   $148,677   $126,102   $114,787
Provision for loan losses        19,754       26,600     25,612     19,157     13,790
Net income                       51,514       45,639     39,098     32,790     33,171

Per share data (a)
  Primary net income              $2.03        $1.83      $1.66      $1.42      $1.54
  Fully diluted net income         2.03         1.83       1.60       1.36       1.46
  Cash dividends declared        0.8075 (b)     0.60       0.53       0.47       0.41

Average long-term debt          $78,034      $38,072    $43,671    $39,134    $43,135
Average stockholders' equity    376,432      334,771    291,630    262,288    228,564
Average assets                4,728,825    4,320,153  3,911,364  3,560,842  3,232,733

Ratios
  Average stockholders'
    equity to average assets       7.96%        7.75%      7.46%      7.37%      7.07%
  Return on average
    stockholders' equity          13.68        13.63      13.41      12.50      14.51
  Return on average assets         1.09         1.06       1.00       0.92       1.03

(a) Per share amounts have been adjusted to reflect the 4-for-3 stock split distributed in May 1993.
(b) Includes $0.13 per share special dividend declared December 15, 1993 and paid January 1, 1994 in order to align Liberty's current dividend schedule with the current BANC ONE CORPORATION dividend schedule. See note 2 to the consolidated financial statements for information regarding the pending merger with BANC ONE CORPORATION.





                                                      Exhibit 13 item (E)
Management's Discussion and Analysis                  -------------------

    The purpose of this discussion is to provide insight into the results of operations and financial condition of Liberty National
Bancorp, Inc. ("Liberty"). This discussion should be read in conjunction with the consolidated financial statements and accompanying notes presented elsewhere in this report.

Acquisitions

    During the three-year period ended in 1993, Liberty completed the acquisition of three Kentucky banking entities. The acquisitions included Bank of Lexington & Trust Company, Inc., in Lexington ("Lexington"); Financial Dominion of Kentucky Corporation ("Financial Dominion"), holding company for Hardin County Bank and Trust, Inc., in Radcliff and Farmers Deposit Bank of Brandenburg; and First Federal Savings Bank located in Hopkinsville ("Hopkinsville"). The Lexington and Financial Dominion acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of those acquired banking entities prior to their respective acquisition dates have not been included in the accompanying consolidated statement of income. The Hopkinsville acquisition was accounted for using the pooling-of-interests method of accounting, except that prior periods have not been restated since the effect was not material. Due to these acquisitions, any ratios or analyses comparing years before or after to the year of the individual acquisition will not be comparable. The acquired banking entities described above had combined total assets of approximately $388,000,000 at their acquisition dates.

Pending Merger

    On November 3, 1993, Liberty and BANC ONE CORPORATION ("BANC ONE") announced they had signed an agreement for the merger of Liberty with a subsidiary of BANC ONE.
    Terms of the agreement call for Liberty shareholders to receive $35.00 in value of BANC ONE stock if BANC ONE shares are trading between $37.79 and $40.00 a share. If BANC ONE shares are trading at or below $37.79 per share, Liberty shareholders will receive 0.9262 shares of BANC ONE stock for each share of Liberty. If BANC ONE is trading at or above $40.00, Liberty shareholders will receive 0.8750 shares of BANC ONE stock for each Liberty share.
    Under the terms of the agreement, Liberty has the right to terminate the transaction if BANC ONE shares are trading below $34.55 per share and at or above $31.82 per share, unless BANC ONE agrees to issue additional shares to Liberty shareholders so that the value of BANC ONE shares received by Liberty shareholders is not less than $32.00 per Liberty share. Under further terms of the agreement, Liberty may terminate the transaction if the BANC ONE shares are trading at less than $31.82 per BANC ONE share. Liberty's right to terminate the transaction in these circumstances occurs shortly prior to the anticipated closing of the transaction when BANC ONE stock is valued for purposes of the transaction. The value of BANC ONE stock will be determined by averaging trading prices during a 15-day trading period ending eight trading days prior to the closing.
    The BANC ONE share prices and the exchange ratio discussed in the previous paragraphs have been adjusted to reflect a 10% stock dividend payable on March 4, 1994, to BANC ONE shareholders of record as of February 16, 1994, which BANC ONE declared on January 25, 1994.
    In connection with this agreement, Liberty has granted BANC ONE an option to purchase up to 19.9% of its common stock under certain circumstances. The transaction is subject to Liberty shareholder and regulatory approval and is anticipated to be completed in mid-1994.

 Stock Split

    On April 14, 1993, Liberty's Board of Directors declared a 4-for-3 common stock split in the form of a 33 1/3% stock dividend. The shares were distributed May 17, 1993 to stockholders of record on May 3, 1993. All average share and per share information in this report has been restated to reflect the stock split.

Results of Operations







    Net income was $51,514,000 in 1993, compared with $45,639,000 for the prior year and $39,098,000 in 1991. Primary net income per share was $2.03 in 1993, compared with $1.83 in 1992 and $1.66 in 1991.
Fully diluted net income per share was $2.03 in 1993, compared with $1.83 in 1992 and $1.60 in 1991.
    As previously announced, in September 1993 the Kentucky Supreme
Court denied Liberty National Bank and Trust Company of Kentucky's ("Liberty Bank") motion to review a decision that resulted in a verdict against Liberty Bank on lender liability claims. As a result of this decision and subsequent settlement, Liberty accrued and charged to operations in the third quarter of 1993 approximately $6.2 million (see Non-interest Income and Expense). Had this not occurred, net income per share for 1993 would have been $2.19 per share, or a 19.7% increase over the $1.83 reported for 1992.
    The lower increase in primary net income per share between 1992 and 1991 compared to the increase in fully diluted net income per share for the same periods reflects the additional shares of Liberty common stock issued due to Liberty's call for redemption of its 8 1/4% convertible subordinated debentures during the latter part of 1991.
    Return on average assets was 1.09% in 1993, compared to 1.06% in 1992 and 1.00% in 1991. Return on average stockholders' equity was 13.68% in 1993, 13.63% in 1992 and 13.41% in 1991.
    Net income for 1991 includes the effects of Liberty's adoption in the first quarter of 1991, effective as of January 1, 1991, of the provisions of Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes" ("SFAS No. 96"). The cumulative effect of adopting SFAS No. 96 on periods prior to December 31, 1990 was to increase net income for 1991 by $1,318,000, or $0.06 for primary net income per share and $0.05 for fully diluted net income per share. The effect of the accounting change on income before the cumulative effect of the change was not material.
    In addition, effective January 1, 1992, Liberty adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109") which superseded SFAS No. 96. The effect of adopting SFAS No. 109 was not material (see Income Taxes).

    Net Interest Income

    Taxable equivalent net interest income for 1993 was $200,811,000, compared with $180,245,000 in 1992 and $158,273,000 in 1991. The tax equivalent adjustment (which is net of the effect of the nondeductible portion of interest expense) reflected in the following schedules is based on a federal income tax rate of 35% for 1993 and 34% for 1992 and 1991. The discussion of factors influencing net interest income which follows is based on taxable equivalent income data.

Summary of Net Interest Income

In thousands on a taxable equivalent basis            1993       1992      1991
                                                  --------   --------  --------
Interest income                                   $321,495   $324,465  $340,648
Tax equivalent adjustment                           10,019      9,502     9,596
                                                  --------   --------  --------
  Interest income                                  331,514    333,967   350,244
Interest expense                                   130,703    153,722   191,971
                                                  --------   --------  --------
  Net interest income                             $200,811   $180,245  $158,273
                                                  ========   ========  ========

     In 1993, net interest income increased $20,566,000, or 11.4%, over 1992. The increase in 1992 over 1991 was $21,972,000, or 13.9%.
The accompanying analysis of changes in net interest income shows the relationships of the volume and rate portions of these increases for 1993 and 1992.
     The 1993 increase in net interest income was primarily due to earning asset volume increases resulting from normal operations and the acquisitions completed at the end of the first quarter and during the fourth quarter of 1993. Liberty's net interest spread for the year ended December 31, 1993 was 4.13%, compared to 3.92% for the year 1992.






Net interest margin increased 8 basis points to 4.68% for the year 1993, compared to 4.60% for the prior year. Average earning assets increased $372 million, or 9.5%, for the year 1993 compared to 1992. Interest bearing liabilities averaged $3.629 billion for the year 1993, an increase of $296 million, or 8.9%, over 1992. A portion of these increases was attributable to the 1993 acquisitions. Average earning assets and average interest bearing liabilities would have increased 7.2% and 6.7%, respectively, if those assets and liabilities attributable to the 1993 acquisitions were not considered.
     During 1993, the average national prime rate was 21 basis points lower than the same period in 1992. The reduction in the average national prime rate was one of the primary reasons for a reduction of 80 basis points in Liberty's yields during the year ended 1993 compared to the year 1992. The cost of funds decreased faster (101 basis points) than Liberty's yields on earning assets because Liberty's interest bearing liabilities were more interest sensitive than its earning assets during 1993.
     The 1992 increase in net interest income was due to earning asset volume increases resulting from normal operations and the bank acquisition completed during the second quarter of 1991 and due to an increase in the net interest spread. Liberty's net interest spread increased 32 basis points in 1992 to 3.92%. Net interest margin was 4.60% in 1992, an increase of 12 basis points over 1991. Average earning assets increased $386 million, or 10.9%, for the year of 1992 compared to 1991. Interest bearing liabilities averaged $3.333 billion for the year 1992, an increase of $295 million, or 9.7%, over 1991. A portion of these increases was attributable to the second quarter 1991 bank acquisition. Average earning assets and average interest bearing liabilities would have increased 8.9% and 7.8%, respectively, if those assets and liabilities attributable to the second quarter 1991 acquisition were not considered.

Analysis of Changes in Net Interest Income

In thousands on a
taxable equivalent basis                    1993 vs. 1992                   1992 vs. 1991
                               --------------------------     ---------------------------
                              Increase (decrease)            Increase (decrease)
                                due to change in               due to change in
                               -----------------       Net    -----------------       Net
                                Volume      Rate    Change     Volume      Rate    Change
                               -------   -------   -------    -------  --------  --------
Interest income
  Loans                        $28,762  ($26,914)   $1,848    $26,838  ($40,476) ($13,638)
  Investment securities          5,291    (7,491)   (2,200)     2,621    (7,135)   (4,514)
  Federal funds sold
    and securities purchased    (1,146)     (669)   (1,815)     2,871    (1,539)    1,332
    under agreements to resell
  Deposits with banks               (2)       (3)       (5)       (34)      (14)      (48)
  Mortgage loans held for sale    (127)        8      (119)       403       (17)      386
  Trading account securities      (123)      (39)     (162)       219       (14)      205
                               -------   -------   -------    -------  --------  --------
    Total interest income       32,655   (35,108)   (2,453)    32,918   (49,195)  (16,277)
                               -------   -------   -------    -------  --------  --------
Interest expense
  Deposits
    Demand                       2,158    (4,758)   (2,600)     4,199    (8,281)   (4,082)
    Savings                      3,391    (8,163)   (4,772)    13,036   (12,406)      630
    Negotiable certificates
      of deposit                   821    (1,450)     (629)    (5,030)   (4,253)   (9,283)
    Other time                   3,279   (19,353)  (16,074)       210   (17,374)  (17,164)
  Federal funds purchased
    and securities sold under      589    (1,803)   (1,214)       693    (6,625)   (5,932)
    agreements to repurchase
  Other short-term borrowings     (237)     (258)     (495)      (710)   (1,073)   (1,783)
  Long-term debt                 2,715        50     2,765       (386)     (249)     (635)
                               -------   -------   -------    -------  --------  --------
    Total interest expense      12,716   (35,735)  (23,019)    12,012   (50,261)  (38,249)
                               -------   -------   -------    -------  --------  --------
      Net interest income      $19,939      $627   $20,566    $20,906    $1,066   $21,972
                               =======   =======   =======    =======  ========  ========










































     Provision for Loan Losses

     The provision for loan losses for 1993 was $19,754,000, compared to $26,600,000 for 1992, a decrease of $6,846,000. During 1993 net charge-offs were $15,697,000 compared to $22,847,000 in 1992, a decrease of $7,150,000.
     The decrease in net charge-offs is primarily attributable to a reduction in charge-offs in Liberty Bank's commercial and retail areas and two of Liberty's other affiliate banks. Net charge-offs to average loans was 0.46% for the year 1993, compared to 0.75% for the year 1992.
     Liberty's allowance for loan losses totaled $49.1 million at December 31, 1993, representing an increase of $6.8 million over the amount reported at December 31, 1992. Approximately $2.8 million of this increase can be attributed to the 1993 acquisitions. The allowance for loan losses was 220% of nonperforming loans on December 31, 1993. Nonperforming loans represented 0.62% of outstanding loans on December 31, 1993.
     The provision for loan losses for 1992 was $26,600,000, compared to $25,612,000 for 1991. During 1992, net charge-offs were $22,847,000 compared to $19,912,000 in 1991, an increase of $2,935,000.
     The increase in net charge-offs during 1992 was primarily due to the bank acquired during the second quarter of 1991. Net charge-offs for 1991 related to the acquired bank only include net charge-offs for the period in 1991 after the date of the acquisition whereas 1992 net charge-offs include a full year of charge-off activity.
     In evaluating the allowance for loan losses, management considers the composition of the loan portfolio, historical loan loss experience, the overall quality of the loans, and an assessment of current economic conditions. At December 31, 1993, Liberty's allowance for loan losses was 1.45% of average loans outstanding and 1.37% of period-end loans. This compares to 1.39% and 1.31%, respectively, for these ratios in 1992. Following is a summary of Liberty's loan loss experience for each of the past five years:

Summary of Loan Loss Experience







In thousands except percentage      1993        1992        1991        1990        1989
                                 -------     -------     -------     -------     -------
Allowance for loan losses
  Balance January 1              $42,278     $38,525     $30,879     $34,933     $32,019
  Balance of allowance for
    loan losses of acquired
    banks at acquisition dates     2,766           -       1,946         602         884
  Provision for loan losses       19,754      26,600      25,612      19,157      13,790
  Less net charge-offs            15,697      22,847      19,912      23,813      11,760
                                 -------     -------     -------     -------     -------
  Balance December 31            $49,101     $42,278     $38,525     $30,879     $34,933
                                 =======     =======     =======     =======     =======

Average loans, net of
  unearned income             $3,383,888  $3,045,653  $2,770,146  $2,484,794  $2,272,398
Loans outstanding at year
  end, net of unearned income  3,588,824   3,220,563   2,942,623   2,547,582   2,374,934
Nonperforming loans
  at year end                     22,329      22,876      32,173      18,289      16,528

Ratios
  Provision for loan losses
    to average loans                0.58%       0.87%       0.92%       0.77%       0.61%
  Net charge-offs to
    average loans                   0.46        0.75        0.72        0.96        0.52
  Allowance for loan losses
    to average loans                1.45        1.39        1.39        1.24        1.54
  Allowance for loan losses
    to year-end loans               1.37        1.31        1.31        1.21        1.47
  Loan loss coverage                5.82 x      3.79 x      3.76 x      2.50 x      4.71 x


    Non-interest Income and Expense

    Non-interest income was $60,684,000 in 1993, an increase of $4,045,000, or 7.1% over 1992. The increase in non-interest income would have been 6.2% if non-interest income for the year 1993 which is attributable to the banks acquired at the end of the first quarter and during the fourth quarter of 1993 but is not comparable to the year 1992 ("Non-comparable Income") and investment securities gains were not considered. Investment securities gains were $1,098,000 in 1993 versus $2,322,000 the year before.
    Limiting the increase in non-interest income was a decrease in insurance premium income as a result of reduced activity levels due to the loss of a dealer reinsurance program in the third quarter of 1992. Liberty was able to reinstate the program during the first quarter of 1993, however, the activity levels are still below the levels experienced in the past. Another factor which limited the amount of the increase was an $818,000 gain recorded in the third quarter of 1992 on the sale of equipment under an expired leveraged lease. Factors which contributed to the increase in non-interest income were operating revenues totaling approximately $2 million which relate to revenue producing assets acquired in satisfaction of loans at the end of 1992 and during the second quarter of 1993 and a $455,000 gain on the sale of a property no longer utilized for banking purposes. Excluding the above items, the Non-comparable Income, and the investment securities gains, the increase in non-interest income would have been 7.6%.
    All components of non-interest income increased in 1993 over 1992 except for insurance premium income, commissions and trading account profits, and investment securities gains. The decreases in insurance premium income and investment securities gains were discussed in the previous two paragraphs. The decrease in commissions and trading account profits was due to decreased activity levels. Non-comparable Income had no effect on commissions and trading account profits.
    The increases in the other components were primarily due to the development of new business, a growth in volumes of existing business and increased fees in certain areas. Trust income increased $736,000 to $13,701,000, or 5.7%, over 1992. Service charges on deposit accounts were up $1,440,000 to $18,395,000, or 8.5%. Excluding the amounts of Non-comparable Income for each category, the increases would have been 5.6% and 5.1%, respectively. Bankcard income was $6,139,000 in 1993, up $504,000, or 8.9%. Non-comparable Income had no effect on bankcard income.
    Other non-interest income, which includes fees and income for other services, increased $4,580,000 to $15,968,000, or 40.2%.
Excluding the Non-comparable Income, the operating revenues relating to revenue producing assets acquired in satisfaction of loans, the gain recorded in 1992 on the sale of equipment under an expired leveraged lease and the gain recorded in 1993 on the sale of a property no longer utilized for banking purposes, all of which were noted previously, the increase in other non-interest income would have been 15.3%. This category was favorably impacted by continued strong mortgage origination activity and the growth of additional fee services.
    Non-interest expense increased $19,374,000 to $160,129,000 in 1993, or 13.8%. The increase in non-interest expense would have been 6.0% if non-interest expense for the year 1993 which is attributable to the banks acquired at the end of the first quarter and during the fourth quarter of 1993 but is not comparable to the year 1992 ("Non-comparable Expense"), other costs related to the acquisitions, and a $6,210,000 litigation settlement on lender liability claims accrued and charged to operations in the third quarter of 1993, were not considered. Limiting the increase in non-interest expense was a decrease in expenses in Liberty's insurance subsidiary due to reduced activity levels mentioned previously and a decrease in writedowns on assets acquired in satisfaction of loans. Factors contributing to the increase in non-interest expense were operating expenses of approximately $1.8 million relating to assets acquired in satisfaction of loans at the end of 1992 and during the second quarter of 1993 which were mentioned in a previous paragraph, additional writedowns on certain intangible assets, and an increase in legal expenses.
Excluding all of the above items, the Non-comparable Expense, the other costs related to the acquisitions, and the litigation settlement, the increase in non-interest expense would have been 5.3%.
    The largest category of non-interest expense is salaries and employee benefits, which represents approximately 43% of total non-interest expense in 1993. Salaries and employee benefits were $69,512,000 in 1993, an increase of $2,707,000, or 4.1%, compared to
1992. Excluding the Non-comparable Expense, the increase would have been 1.2%. The increase was primarily due to merit and promotional salary adjustments and higher retirement plan expense partially offset by the effects of deferred loan costs and favorable experience adjustments in employee insurance costs.
    Net occupancy expense increased $1,283,000 to $10,985,000 in 1993, or 13.2%. Equipment expense increased $2,088,000 to $13,958,000, up 17.6% over 1992. Excluding the Non-comparable Expense for each category, the increases would have been 8.7% and 15.8%, respectively. The increase in net occupancy expense is primarily the result of additional depreciation and amortization relating to the expansion and renovation of facilities. The increase in equipment expense is due primarily to expenses relating to Liberty's project to migrate to different mainframe hardware and software systems. Liberty's lead bank was converted to the new systems in December 1992 and all of Liberty's other affiliate banks, with the exception of the three affiliate banks acquired in 1993, were converted during the second quarter of 1993.
The remaining three affiliate banks are scheduled to be converted to the new systems during the first and second quarters of 1994. This investment in system technology and equipment enhances Liberty's ability to efficiently deliver quality products and services to its customers.
    Other non-interest expense, which is the second largest category of non-interest expense, includes delivery and communication, supplies, taxes and insurance, professional services and miscellaneous expenses. Other non-interest expense, which totaled $65,674,000 in 1993, increased 25.4% over 1992. A factor noted previously which contributed to the increase was the $6,210,000 litigation settlement on lender liability claims accrued and charged to operations in the third quarter of 1993. Several other factors also noted previously which contributed to the increase in other non-interest expense were operating expenses relating to assets acquired in satisfaction of loans at the end of 1992 and during the second quarter of 1993 additional writedowns on certain intangible assets, and an increase in legal expenses. Additional factors noted previously which limited the increase in other non-interest expense were a decrease in expenses in Liberty's insurance subsidiary due to reduced activity levels and a decrease in writedowns on assets acquired in satisfaction of loans. Excluding all of the above items, the Non-comparable Expense and the other costs related to the acquisitions, the increase in other non-interest expense would have been 8.0%.
    Liberty is committed to continue efforts to develop fees and other income for services provided while holding operating expense to the minimum amount necessary to provide quality service.
    A summary of non-interest income and expense for the three-year period is included in the accompanying schedule.

Non-interest Income and Expense

In thousands                                    1993        1992        1991
                                             -------     -------     -------
Non-interest income
  Trust income                               $13,701     $12,965     $13,960
  Service charges on deposit accounts         18,395      16,955      15,662
  Bankcard income                              6,139       5,635       4,923
  Insurance premium income                     3,291       5,228       6,066
  Commissions and trading
    account profits                            2,092       2,146       2,094
  Investment securities gains                  1,098       2,322       2,872
  Other                                       15,968      11,388       9,337
                                             -------     -------     -------
    Total non-interest income                $60,684     $56,639     $54,914
                                             =======     =======     =======
Non-interest expense
  Salaries and employee benefits             $69,512     $66,805     $60,676
  Net occupancy expense                       10,985       9,702       8,889
  Equipment expense                           13,958      11,870       9,686
  Other                                       65,674      52,378      49,556
                                            --------    --------    --------
    Total non-interest expense              $160,129    $140,755    $128,807
                                            ========    ========    ========

     Income Taxes

     Liberty had an income tax expense of $20,079,000 in 1993 compared to an income tax expense of $14,388,000 in 1992, an increase of $5,691,000. This represents an effective income tax rate of 28.0% for 1993, compared to 24.0% for 1992. The increase is due primarily to a greater portion of Liberty's net income coming from taxable sources in 1993 and to the increase in the federal income tax rate to 35% from 34%.
     Income tax expense for the year ended December 31, 1993, was increased by approximately $334,000 (which is net of a $210,000 decrease due to the tax rate adjustment on net deferred tax assets) as the result of the increase in the federal income tax rate as provided by the Omnibus Budget Reconciliation Act of 1993 (the "Act") which was signed into law in August 1993. Certain portions of the Act, including the increase in the federal income tax rate, are to be applied retroactively to January 1, 1993.
     As previously mentioned, Liberty elected to adopt in the first quarter of 1991, effective as of January 1, 1991, the provisions of SFAS No. 96 on accounting for income taxes. The cumulative effect of adopting SFAS No. 96 on periods prior to December 31, 1990 was to increase net income for 1991 by $1,318,000. The effect of the adoption on income before the cumulative effect of the change was not material.
     Also previously mentioned, effective January 1, 1992, Liberty adopted the provisions of SFAS No. 109 which superseded SFAS No. 96. The effect of adopting SFAS No. 109 was not material.

Financial Condition

     Paramount to a bank's financial condition is a strong liquidity and interest sensitivity position and a sound capital base.

     Liquidity and Interest Sensitivity

     To maintain a desired level of liquidity, Liberty has several sources of funds available. One is the cash flow generated daily from its various loan portfolios in the form of principal and interest payments. Another source is its deposit base, both consumer deposits, which tend to be relatively stable, and large dollar denomination ($100,000 and over) certificates of deposit, which are primarily sold in the local market and can vary materially. In addition to these sources, Liberty uses borrowings from its correspondent bank customers to fund some of its day-to-day operations. These funds, referred to as federal funds, are unsecured obligations with maturities generally of one to seven days. Other sources of funds available to meet daily liquidity needs include the sale of securities under agreements to repurchase, commercial paper, issuance of medium-term bank notes, borrowings from the Federal Reserve Bank and funds made available under a Treasury Tax and Loan Note Agreement with the Federal government.
     Over the longer term, the liquidity position is managed through balancing the maturity structure of the balance sheet. This process allows for an orderly flow of funds over an extended period of time.
In addition, this analysis allows management to determine Liberty's interest sensitivity as it relates to given time periods. The interest rate sensitivity analysis at December 31, 1993, which accompanies this discussion, illustrates in summary form the information which is developed. Amounts are classified based on the earliest period in which they can normally be expected to be repriced. Based on a historical analysis of account activity, we have classified interest bearing demand deposits, savings deposits and a portion of non-interest bearing deposits in the one year and over classifications.
     As shown by the interest rate sensitivity analysis, Liberty's interest earning liabilities exceed its interest earning assets during the first year. This position, which is normally termed a negative interest sensitivity gap, generally allows for enhanced net interest income during periods of declining interest rates. However, because the negative interest-sensitivity gap, which is within Liberty's internal policy guidelines, is not significant, Liberty has the ability to manage its interest sensitivity during periods of rising interest rates.

Interest Rate Sensitivity Analysis

                                                                 Non-interest
                            0-90  91-180 181-365     1-5  Over 5    Sensitive
In millions                 Days    Days    Days   Years   Years      Amounts     Total
                          ------  ------  ------  ------  ------       ------     ------
Assets
  Loans, net of unearned
    income                $1,554     $70    $108  $1,105    $752        $   -     $3,589
  Investment securities       42      99     108     450     113            -        812
  Other interest earning
    assets                   124       -       -       -       -            -        124
  Other assets                 -       -       -       -       -          391        391
                          ------   -----   -----  ------    ----        -----     ------
    Total assets           1,720     169     216   1,555     865          391     $4,916
                          ------   -----   -----  ------    ----        -----     ======
Sources of funds
  Interest bearing
    deposits               1,533     313     192     843     379            -     $3,260
  Short-term borrowings      293       -       -       -       -            -        293
  Long-term debt               -       -       1       4      99            -        104
  Non-interest bearing
    deposits                   -       -       -     403     237          179        819
  Other liabilities            -       -       -       -       -           41         41
  Stockholders' equity         -       -       -       -       -          399        399
                          ------   -----   -----  ------    ----        -----     ------
    Total sources of funds 1,826     313     193   1,250     715          619     $4,916
                          ------   -----   -----  ------    ----        -----     ======
    Interest sensitivity
      gap before interest
      rate swaps            (106)   (144)     23     305     150         (228)
    Interest rate swaps      (55)      -       -      55       -            -
                          ------   -----   -----  ------    ----        -----
    Interest sensitivity
      gap after interest
      rate swaps            (161)   (144)     23     360     150         (228)
                          ------   -----   -----  ------    ----        -----






    Cumulative adjusted
      interest
      sensitivity gap      ($161)  ($305)  ($282)    $78    $228        $   -
                          ======   =====   =====  ======    ====        =====

Cumulative adjusted
  interest sensitivity gap
  as a percent of total
  assets at period end     (3.28)% (6.20)% (5.74)%  1.59 %  4.64 %


     A number of other techniques are used to measure the liquidity position, including the utilization of several ratios which are presented below. These ratios are calculated based on annual averages for each year.

Liquidity Ratios                            1993    1992    1991
                                           -----   -----   -----
Total loans/total deposits                 87.60%  85.91%  87.33%
Total loans/total deposits less float      92.79   90.87   92.65
Net short-term borrowings/total assets      5.73    5.23    7.63


    This analysis shows that Liberty's loan to deposit ratios increased in 1993 compared to 1992 due to an increase in loan demand which exceeded the increase in deposit activity. During the second quarter of 1993, Liberty, through its lead bank, issued $55,000,000 of subordinated notes due 2003. Simultaneous with the receipt of the net proceeds from the sale of the subordinated notes, Liberty's lead bank dividended to Liberty an amount sufficient to retire a $21,000,000 outstanding balance on an unsecured line of credit. The remaining portion of the net proceeds from the sale of the subordinated notes provided additional funding for general banking purposes. The net short-term borrowing ratio reflects an increase in Liberty's leverage position compared to the previous year.
    Another factor affecting Liberty's long-term liquidity position is the ability of Liberty's affiliate banks to pay dividends to Liberty. Certain regulatory restrictions limit the amount available for this purpose. None of these restrictions has had any adverse effect on Liberty. For a further description of these restrictions, see note 10 to the consolidated financial statements.

    Nonperforming Assets

    Liberty discontinues the accrual of interest on loans, except consumer loans, which become 90 days past due as to principal or interest unless they are adequately secured and in the process of collection. A loan remains in a nonaccrual status until factors indicating doubtful collection no longer exist. Consumer loans, when 120 days past due, are charged off against the allowance for loan losses unless they are adequately secured and in the process of collection. A loan is classified as a restructured loan when the interest rate is materially reduced or the term is extended beyond the original maturity date because of the inability of the borrower to service the interest payments at market rates. Other real estate is recorded at the lower of cost or fair value less estimated costs to sell. A summary of the components of nonperforming assets including several ratios using period-end data is shown below:

Nonperforming Assets

In thousands at December 31                     1993        1992        1991
                                             -------     -------     -------
Nonaccrual loans                             $21,633     $22,297     $31,181
Restructured loans                               696         579         992
Other real estate                             15,715      18,982       9,224






                                             -------     -------     -------
  Total nonperforming assets                 $38,044     $41,858     $41,397
                                             =======     =======     =======
Nonperforming assets to total
  loans (net of unearned income)
  and other real estate                         1.06%       1.29%       1.40%

Nonperforming assets to total
  assets                                        0.77        0.92        0.95

Allowance for loan losses
  to nonperforming loans                         220         185         120


    Nonaccrual and restructured loans at December 31, 1993, were $547,000 less than the amount recorded at December 31, 1992. The reduction in nonaccrual and restructured loans would have been approximately $2.6 million if guidelines relating to in-substance foreclosures had not been changed as outlined in the following paragraph.
    Other real estate totaled $15,715,000 at December 31, 1993, compared to $18,982,000 at December 31, 1992, a decrease of $3,267,000. Approximately $2.1 million of the decrease is attributable to a June 1993 change in bank regulatory guidelines relating to in-substance foreclosures. This amount was, in accordance with the revised guidelines, transferred to nonaccrual loans.
    Total nonperforming assets at December 31, 1993, was $38,044,000, a decrease of $3,814,000 from the $41,858,000 reported at December 31, 1992. Liberty's nonperforming ratios, as shown above, are still more favorable than the industry averages. Liberty continues to follow its long-standing policy of not engaging in international lending and not concentrating lending activity in any one industry.
    Nonaccrual and restructured loans at December 31, 1992 were $9,297,000 less than the year-end 1991 amount. However, other real estate increased $9,758,000 during the same period resulting in an increase in nonperforming assets of $461,000. Contributing to the increase in other real estate was the assumption of $2,224,000 of senior debt relating to an in-substance foreclosure of commercial real estate during the fourth quarter of 1992. If Liberty had not assumed this debt, other real estate would have increased $7,534,000 and total nonperforming assets would have decreased $1,763,000.

    Capital

    During 1993, Liberty increased both its tier I and total capital (as defined by the Federal Reserve Board under the Board's risk-based capital guidelines). These increases were the result of internal capital generation, a decrease in the disallowed amount of deferred tax assets and, affecting total capital only, an increase in the allowance for loan losses and the issuance of $55,000,000 of subordinated notes due 2003 by Liberty Bank. These increases were partially offset by an increase in disallowed goodwill due to the acquisition completed at the end of the first quarter of 1993. As displayed by the following table, Liberty's tier I capital at December 31, 1993 increased $45,890,000 over the 1992 amount to $359,929,000, and total capital reached $462,660,000 at December 31, 1993. Liberty's risk-based capital and leverage ratios, also shown in the following table, exceed the 4.00% tier I, 8.00% total capital and 3.00% leverage minimums that are required for each ratio. The leverage ratio compares tier I capital to total average assets less disallowed amounts of goodwill, other intangible assets and deferred tax assets.

Selected Capital Information

In thousands at December 31                     1993        1992      Change
                                            --------    --------    --------
Stockholders' equity                        $399,532    $353,227     $46,305
Less disallowed amounts of
  goodwill and other intangibles              39,603      35,068       4,535
Less disallowed amounts of






  deferred tax assets                              -       4,120      (4,120)
                                            --------    --------    --------
  Tier I capital                             359,929     314,039      45,890

Allowable allowance for loan losses           47,815      42,278       5,537
Qualifying long-term debt                     54,916           -      54,916
                                            --------    --------    --------
  Tier II capital                            102,731      42,278      60,453
                                            --------    --------    --------
  Total capital                             $462,660    $356,317    $106,343
                                            ========    ========    ========
Total risk-weighted assets                $3,823,911  $3,475,273    $348,638
                                          ==========  ==========    ========
Ratios
  Tier I capital to risk-weighted
    assets                                      9.41%       9.04%
  Total capital to risk-weighted assets        12.10       10.25
  Leverage                                      7.46        7.13


     The Federal Deposit Insurance Corporation Improvement Act of 1991 established five capital categories for insured depository institutions under its Prompt Corrective Action provisions. The bank regulatory agencies adopted regulations, which became effective in 1992, defining these five capital categories for the banks they regulate. The categories vary from "well capitalized" to "critically undercapitalized". A "well capitalized" national bank is defined as one with a total risk-based capital ratio of 10% or above, a tier I risk-based capital ratio of 6% or above, a leverage ratio of 5% or above and one not subject to any order, written agreement, capital directive, or prompt corrective action directive to meet or maintain a specific capital level. On December 31, 1993, each of Liberty's affiliate banks had total risk-based capital, tier I risk-based capital and leverage ratios which exceeded the minimum requirements established for the "well capitalized" category.

     Accounting and Regulatory Matters

     In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 114 ("SFAS No. 114") "Accounting by Creditors for Impairment of a Loan." The Statement requires that impaired loans that are within the scope of SFAS No. 114 be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate; at the loan's observable market price; or the fair value of the collateral, if the loan is collateral dependent. Adoption of SFAS No. 114 is required in January 1995 with earlier adoption permitted. Liberty has not determined the impact of SFAS No. 114 on Liberty's financial condition and results of operations but expects it to be immaterial.
     Also in May 1993, the FASB issued Statement of Financial Accounting Standards No. 115 ("SFAS No. 115") "Accounting for Certain Investments in Debt and Equity Securities." This Statement requires that investment securities be classified as either held-to-maturity securities, which are reported at amortized cost; trading securities, which are reported at fair value, with unrealized gains and losses included in earnings; or available-for-sale securities, which are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. SFAS No. 115 is required to be adopted no later than January 1994. The adoption of SFAS No. 115 is not expected to have a material impact on Liberty's financial condition or results of operations.

     Legal Proceedings

     See note 13 to Liberty's consolidated financial statements for a discussion of certain court actions.

Average Balances and Interest Rates







In thousands on a taxable equivalent basis                Year 1993                     Year 1992                     Year 1991
                                        ---------------------------   ---------------------------   ---------------------------
                                           Average          Average      Average          Average      Average          Average
                                           Balance  Interest   Rate      Balance  Interest   Rate      Balance  Interest   Rate
                                        ----------  -------- ------   ----------  -------- ------   ----------  -------- ------
Earning assets
  Investment securities
    U.S. Treasury and Federal agencies    $550,770   $31,556   5.73%    $502,962   $35,039   6.97%    $502,484   $41,089   8.18%
    States and political subdivisions      240,106    21,087   8.78      213,926    19,726   9.22      184,484    18,289   9.91
    Other                                    5,676       336   5.92        6,125       414   6.76        4,692       315   6.71
  Trading account securities                 1,706        64   3.75        4,801       226   4.71          240        21   8.75
  Mortgage loans held for sale               5,206       382   7.34        6,943       501   7.22        1,390       115   8.27
  Federal funds sold and securities
    purchased under agreements to resell   100,257     3,120   3.11      135,015     4,935   3.66       65,004     3,603   5.54
  Interest bearing deposits with banks         117         3   2.56          183         8   4.37          849        56   6.60
  Loans, net of unearned income          3,383,888   274,966   8.13    3,045,653   273,118   8.97    2,770,146   286,756  10.35
                                        ----------  --------          ----------  --------          ----------  --------
    Total earning assets                 4,287,726   331,514   7.73    3,915,608   333,967   8.53    3,529,289   350,244   9.92
    Less allowance for loan losses          47,045  --------              40,190  --------              35,598  --------
                                        ----------                    ----------                    ----------
                                         4,240,681                     3,875,418                     3,493,691
Non-earning assets
  Cash and due from banks                  302,822                       274,856                       259,934
  Premises and equipment                    66,390                        60,808                        53,830
  Other assets                             118,932                       109,071                       103,909
                                        ----------                    ----------                    ----------
    Total assets                        $4,728,825                    $4,320,153                    $3,911,364
                                        ==========                    ==========                    ==========

Interest bearing liabilities
  Deposits
    Interest bearing demand               $583,081    14,782   2.54     $513,063    17,382   3.39     $418,083    21,464   5.13
    Savings                              1,000,881    28,824   2.88      902,097    33,596   3.72      606,470    32,966   5.44
    Negotiable certificates of deposit     163,846     5,921   3.61      144,170     6,550   4.54      234,837    15,833   6.74
    Other time                           1,432,401    65,019   4.54    1,374,810    81,093   5.90    1,371,862    98,257   7.16
  Federal funds purchased and securities
    sold under agreements to repurchase    334,305     9,836   2.94      316,828    11,050   3.49      303,927    16,982   5.59
  Other short-term borrowings               36,686     1,015   2.77       44,293     1,510   3.41       59,405     3,293   5.54
  Long-term debt                            78,034     5,306   6.80       38,072     2,541   6.67       43,671     3,176   7.27
                                        ----------  --------          ----------  --------          ----------  --------
    Total interest bearing liabilities   3,629,234   130,703   3.60    3,333,333   153,722   4.61    3,038,255   191,971   6.32
                                        ----------  --------          ----------  --------          ----------  --------
Non-interest bearing liabilities
  Non-interest bearing deposits            682,714                       610,824                       540,751
  Other liabilities                         40,445                        41,225                        40,728
                                        ----------                    ----------                    ----------
    Total liabilities                    4,352,393                     3,985,382                     3,619,734
Stockholders' equity                       376,432                       334,771                       291,630
                                        ----------                    ----------                    ----------
    Total liabilities and
      stockholders' equity              $4,728,825                    $4,320,153                    $3,911,364
                                        ==========                    ==========                    ==========
Net interest income                                 $200,811                      $180,245                      $158,273
                                                    ========                      ========                      ========
Net interest spread                                            4.13%                         3.92%                         3.60%
                                                             ======                        ======                        ======
Net interest margin                                            4.68%                         4.60%                         4.48%
                                                             ======                        ======                        ======

                                                      Exhibit 13 item (F)
CONSOLIDATED BALANCE SHEET                            -------------------
Liberty National Bancorp, Inc., and Subsidiaries

In thousands except share data
December 31                                                      1993          1992
                                                           ----------    ----------
Assets
Cash and due from banks (note 3)                             $252,414      $252,817
Interest bearing deposits with banks                            1,065           100
Federal funds sold and securities
  purchased under agreements to resell                        116,650       178,400
Trading account securities                                         41         5,220
Mortgage loans held for sale                                    6,364         4,392
Investment securities (market value $826,654 in
  1993; $784,997 in 1992) (note 4)                            811,918       768,794
Loans (net of unearned income of $36,014 in
  1993; $29,231 in 1992) (note 5)                           3,588,824     3,220,563
Less:
  Allowance for loan losses (note 6)                           49,101        42,278
                                                           ----------    ----------
    Net loans                                               3,539,723     3,178,285
Premises and equipment (notes 7 and 9)                         72,393        61,916
Other assets                                                  115,527       115,821
                                                           ----------    ----------
    Total                                                  $4,916,095    $4,565,745
                                                           ==========    ==========
Liabilities
Deposits
  Non-interest bearing - domestic                            $818,978       745,675
  Interest bearing - domestic                               3,199,158     2,966,374
  Interest bearing - foreign                                   61,083        49,168
                                                           ----------    ----------
    Total deposits                                          4,079,219     3,761,217
Federal funds purchased and securities
  sold under agreements to repurchase                         221,189       326,663
Commercial paper                                                5,072         2,625
Other short-term borrowings                                    66,326        46,022
Other liabilities                                              41,147        36,656
Long-term debt (note 9)                                       103,610        39,335
                                                           ----------    ----------






    Total liabilities                                       4,516,563     4,212,518
                                                           ----------    ----------
Commitments and contingent liabilities (notes 12 and 13)
Stockholders' Equity
Preferred stock
  Authorized and unissued 10,000,000 shares                         -             -
Common stock (notes 14, 15 and 19)
  Authorized 60,000,000 shares in 1993 and
    40,000,000 shares in 1992
  Issued and outstanding 25,729,935 shares in 1993
    and 18,772,995 shares in 1992                              46,863        46,212
Surplus                                                        79,691        68,196
Retained earnings (note 10)                                   272,978       238,819
                                                           ----------    ----------
    Total stockholders' equity                                399,532       353,227
                                                           ----------    ----------
    Total                                                  $4,916,095    $4,565,745
                                                           ==========    ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
Liberty National Bancorp, Inc., and Subsidiaries

In thousands except per share data
Year ended December 31                                  1993        1992        1991
                                                    --------    --------    --------
Interest income
  Loans (including fees)                            $271,874    $269,827    $282,789
  Federal funds sold and securities
    purchased under agreements to resell               3,120       4,935       3,603
  Deposits with banks                                      3           8          56
  U.S. Treasury and Federal agencies                  31,556      35,039      41,089
  Obligations of states and political subdivisions    14,164      13,518      12,665
  Other securities                                       336         414         315
  Mortgage loans held for sale                           382         501         115
  Trading account securities                              60         223          16
                                                    --------    --------    --------
    Total interest income                            321,495     324,465     340,648
                                                    --------    --------    --------
Interest expense
  Deposits                                           114,546     138,621     168,520
  Federal funds purchased and securities
    sold under agreements to repurchase                9,836      11,050      16,982
  Other short-term borrowings                          1,015       1,510       3,293
  Long-term debt                                       5,306       2,541       3,176
                                                    --------    --------    --------
    Total interest expense                           130,703     153,722     191,971
                                                    --------    --------    --------
Net interest income                                  190,792     170,743     148,677
  Provision for loan losses (note 6)                  19,754      26,600      25,612
                                                    --------    --------    --------
Net interest income after provision for loan losses  171,038     144,143     123,065
                                                    --------    --------    --------
Non-interest income
  Trust income                                        13,701      12,965      13,960
  Service charges on deposit accounts                 18,395      16,955      15,662
  Bankcard income                                      6,139       5,635       4,923
  Insurance premium income                             3,291       5,228       6,066
  Commissions and trading account profits              2,092       2,146       2,094
  Investment securities gains (notes 4 and 8)          1,098       2,322       2,872
  Other                                               15,968      11,388       9,337
                                                    --------    --------    --------
    Total non-interest income                         60,684      56,639      54,914
                                                    --------    --------    --------
Non-interest expense
  Salaries and employee benefits (note 11)            69,512      66,805      60,676
  Net occupancy expense                               10,985       9,702       8,889






  Equipment expense                                   13,958      11,870       9,686
  Other (note 16)                                     65,674      52,378      49,556
                                                    --------    --------    --------
    Total non-interest expense                       160,129     140,755     128,807
                                                    --------    --------    --------
Income before income taxes and cumulative effect of
  change in accounting principle                      71,593      60,027      49,172
  Income tax expense (note 8)                         20,079      14,388      11,392
                                                    --------    --------    --------
Income before cumulative effect of change in
  accounting principle                                51,514      45,639      37,780
  Cumulative effect on prior years of change in
    accounting for income taxes                            -           -       1,318
                                                    --------    --------    --------
Net income                                           $51,514     $45,639     $39,098
                                                    ========    ========    ========

Net income per share (note 14)
  Primary
    Income before cumulative effect of change in
      accounting principle                             $2.03       $1.83       $1.60
    Cumulative effect on prior years of change in
      accounting for income taxes                          -           -        0.06
                                                      ------      ------      ------
      Primary net income per share                     $2.03       $1.83       $1.66
                                                      ======      ======      ======
  Fully diluted
    Income before cumulative effect of change in
      accounting principle                             $2.03       $1.83       $1.55
    Cumulative effect on prior years of change in
      accounting for income taxes                          -           -        0.05
                                                      ------      ------      ------
      Fully diluted net income per share               $2.03       $1.83       $1.60
                                                      ======      ======      ======
Average shares outstanding (note 14)
  Primary                                             25,372      24,927      23,580
  Fully diluted                                       25,372      24,927      24,847

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Liberty National Bancorp, Inc., and Subsidiaries

                                         Common Stock
                                 --------------------
In thousands except share         Number of                       Retained
  and per share data                 Shares    Amount   Surplus   Earnings      Total
                                 ----------   -------   -------   --------   --------
Balance December 31, 1990        11,558,175   $25,796   $67,916   $181,631   $275,343
Net income                                -         -         -     39,098     39,098
Cash dividends declared of
  $0.53 per share                         -         -         -    (12,477)   (12,477)
Conversion of convertible
  subordinated debentures           875,744    18,522         -          -     18,522
Exercise of stock options
  (note 15)                           6,801       101         -          -        101
Retirement of stock relating
  to acquisition of Florence
  Deposit Bank                      (16,849)        -         -          -          -
3-for-2 stock split (note 14)     6,211,936         -         -          -          -
                                 ----------   -------   -------   --------   --------
Balance December 31, 1991        18,635,807    44,419    67,916    208,252    320,587
Net income                                -         -         -     45,639     45,639
Cash dividends declared of
  $0.60 per share                         -         -         -    (14,951)   (14,951)
Exercise of stock options
  (note 15)                         137,978     1,693       280          -      1,973






Cash paid for fractional
  shares resulting from stock
  split and other (note 14)            (790)      100         -       (121)       (21)
                                 ----------   -------   -------   --------   --------
Balance December 31, 1992        18,772,995    46,212    68,196    238,819    353,227
Net income                                -         -         -     51,514     51,514
Cash dividends declared of
  $0.8075 per share                       -         -         -    (20,518)   (20,518)
Acquisition of Financial
  Dominion of Kentucky
  Corporation (note 2)              270,000        10     9,508          -      9,518
Acquisition of First Federal
  Savings Bank (note 2)             275,838         2     1,764      3,182      4,948
Exercise of stock options
  (note 15)                          51,518       638       223          -        861
4-for-3 stock split (note 14)     6,359,584         1         -         (1)         -
Cash paid for fractional
  shares resulting from
  stock split (note 14)                   -         -         -        (18)       (18)
                                 ----------   -------   -------   --------   --------
Balance December 31, 1993        25,729,935   $46,863   $79,691   $272,978   $399,532
                                 ==========   =======   =======   ========   ========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Liberty National Bancorp, Inc., and Subsidiaries

In thousands
Year ended December 31                                       1993       1992       1991
                                                         --------   --------   --------
Cash flows from operating activities
  Net income                                              $51,514    $45,639    $39,098
  Adjustments to reconcile net income to net cash
    provided by operating activities
      Provision for loan losses                            19,754     26,600     25,612
      Depreciation, amortization and accretion, net        21,523     16,465     12,855
      Cumulative effect of change in accounting for
        income taxes                                            -          -     (1,318)
      Deferred income tax expense (benefit)                 5,331        467     (2,210)
      (Gain) on sales of trading account securities,
        investment securities and
        mortgage loans held for sale                       (3,545)    (4,412)    (4,541)
      (Gain) loss on sales of premises and equipment         (454)        42        106
      Decrease (increase) in trading account securities     6,977     (3,535)     1,911
      (Increase) in mortgage loans held for sale             (758)      (544)    (2,465)
      Decrease in accrued interest receivable                 374      3,867      3,192
      Decrease in other assets                             19,938      9,777     11,812
      (Decrease) increase in accrued interest payable      (1,599)    (3,128)     1,328
      Increase (decrease) in current income taxes payable   1,302        713       (706)
      Increase in other liabilities                         1,031      1,065        745
                                                         --------   --------   --------
        Net cash provided by operating activities         121,388     93,016     85,419
                                                         --------   --------   --------
Cash flows from investing activities
  Net decrease in interest bearing deposits with banks         10        203      1,797
  Net decrease (increase) in federal funds sold and
    securities purchased under agreements to resell        68,750     62,645   (206,545)
  Purchases of investment securities                     (392,541)  (327,094)  (282,226)
  Proceeds from sales of investment securities             18,319     49,826    116,309
  Proceeds from maturities of investment securities       371,003    180,120    212,678
  Net (increase) in loans made to customers              (265,232)  (319,574)  (301,409)
  Purchases of premises and equipment                     (18,452)   (11,359)   (12,974)
  Proceeds from sales of premises and equipment               845        430        250
  Net cash and cash equivalents inflow (outflow)
    from acquisitions of subsidiaries                       1,245          -    (16,264)
                                                         --------   --------   --------
    Net cash (used) by investing activities              (216,053)  (364,803)  (488,384)
                                                         --------   --------   --------






Cash flows from financing activities
  Net increase in deposits                                135,722    149,907    399,166
  Net (decrease) increase in federal funds purchased
    and securities sold under agreements to repurchase   (108,579)    79,942    (20,300)
  Net increase (decrease) in commercial paper               2,447     (3,484)    (1,705)
  Net increase (decrease) in other short-term borrowings   20,304    (30,341)    25,474
  Proceeds from issuance of long-term debt                 79,911     15,224     63,000
  Repayment of long-term debt                             (15,645)   (15,247)   (42,205)
  Proceeds from issuance of common stock                      638      1,693        101
  Cash dividends paid                                     (20,518)   (14,951)   (12,477)
  Cash paid in lieu of fractional shares                      (18)       (21)         -
                                                         --------   --------   --------
    Net cash provided by financing activities              94,262    182,722    411,054
                                                         --------   --------   --------
Net (decrease) increase in cash and cash equivalents         (403)   (89,065)     8,089
Cash and cash equivalents at beginning of year            252,817    341,882    333,793
                                                         --------   --------   --------
Cash and cash equivalents at end of year                 $252,414   $252,817   $341,882
                                                         ========   ========   ========
Supplemental disclosure
  Interest paid                                          $132,302   $156,850   $190,643
  Income taxes paid                                        13,446     13,209     14,308
  Noncash investing and financing activities               30,929     19,024     34,802

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Liberty National Bancorp, Inc., and Subsidiaries

1.  Summary of Significant Accounting Policies
- ----------------------------------------------
The accounting and reporting policies of Liberty National Bancorp, Inc. ("Liberty"), and its subsidiaries, including its principal subsidiary, Liberty National Bank and Trust Company of Kentucky ("Liberty Bank"), conform to generally accepted accounting principles and general practices within the banking industry. A description of the significant accounting policies and methods of applying those policies is presented below:

Principles of Consolidation
The consolidated financial statements include the accounts of Liberty and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with current classifications.

Consolidated Statement of Cash Flows
For purposes of the consolidated statement of cash flows, Liberty has defined cash equivalents as non-interest bearing balances due from banks.

Investment Securities
Investment securities are those securities purchased with the intent and ability to hold to maturity and are carried at cost adjusted for amortization of premiums and accretion of discounts recognized primarily on the interest method. Gains and losses on the sales of investment securities, computed on the basis of specific identification, are recorded on a completed transaction basis.

Trading Account Securities
Trading account securities are stated at market value.

Mortgage Loans Held for Sale
Mortgage loans held for sale are carried at the lower of aggregate cost or market value. Gains and losses on mortgage loans held for sale are included in other non-interest income.

Loans
Loans are stated at the principal amount outstanding, net of unearned income. Interest income accrued on loans is based on the principal amount outstanding and applicable rates, except for certain discounted loans. Interest income on discounted loans is recognized as income using a method which approximates the interest method.

The accrual of interest income is discontinued on loans, except consumer loans, which become 90 days past due as to principal or interest unless they are well secured and in the process of collection. Such loans remain on a nonaccrual status until factors indicating doubtful collectibility no longer exist. Consumer loans which become 120 days past due are charged to the allowance for loan losses unless they are well secured and in the process of collection.

Lease financing transactions are represented principally by direct financing leases and are carried at the aggregate amount of rentals and residual values net of related unearned income. Unearned income is recognized under a method which provides a level rate of return on the unrecovered investment.

Allowance for Loan Losses
The allowance for loan losses is maintained at a level that adequately provides for potential losses and is based on management's evaluation of the composition of the loan portfolio, historical loan loss experience, the overall quality of the loans, and an assessment of current economic conditions. The allowance for loan losses is increased by the provision for loan losses and reduced by charge-offs, net of recoveries.











Premises and Equipment
Premises, leasehold improvements and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of premises and equipment is computed on the straight-line method over their estimated useful lives. Leasehold improvements are amortized on the straight-line method over the terms of the related leases, or over the useful life of the improvements, whichever is shorter.

Interest Rate Swaps
Interest rate swap transactions are utilized as part of Liberty's interest rate risk management strategy by hedging or synthetically altering on-balance sheet instruments. The interest differential applicable to the interest rate swaps which hedge specific assets and liabilities is accrued over the lives of the agreements and reported as an adjustment to the yield and rate of the underlying assets and liabilities. Fees on interest rate swaps are deferred and amortized over the lives of the agreements. If the instrument being hedged or altered by a swap is disposed of, the swap agreement is marked to market with any resulting gain or loss included in the determination of the gain or loss from disposition. If the interest rate swap is terminated, the gain or loss is deferred and amortized over the remaining life of the specific asset or liability it was hedging or synthetically altering.

Income Taxes
In the first quarter of 1991, effective as of January 1, 1991, Liberty adopted the provisions of Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes" ("SFAS No. 96"). The cumulative effect of adopting SFAS No. 96 on prior years (to December 31, 1990) was to increase net income for the year 1991 by $1,318,000 and is separately shown in the consolidated statement of income. The effect of the accounting change on income before the cumulative effect of the change was not material.

In addition, effective January 1, 1992, Liberty adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109") which superseded SFAS No. 96. The effect of adopting SFAS No. 109 was not material.

Under SFAS No. 109, the balance sheet amounts of deferred taxes are recognized on the temporary differences between the bases of assets and liabilities measured by tax laws and their bases reported in the consolidated financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. Deferred tax assets are recognized subject to an assessment as to future realizability.

Computation of Net Income Per Share
Primary net income per share has been computed by dividing net income by the weighted average number of shares of common stock outstanding during each period, adjusted for any stock splits.

Fully diluted net income per share has been computed based on the weighted average number of shares of common stock outstanding during each period, adjusted for any stock splits, assuming conversion of convertible subordinated debentures, if any, into common stock and giving effect to the elimination from net income of interest expense, less income tax effect, applicable to convertible subordinated debentures.

2.  Acquisitions and Merger
- ---------------------------
During 1993 and 1991, Liberty completed the acquisition of three Kentucky banking entities. The acquisitions included Bank of Lexington and Trust Company, Inc., in Lexington ("Lexington") on June 11, 1991; Financial Dominion of Kentucky Corporation ("Financial Dominion"), holding company for Hardin County Bank and Trust, Inc., in Radcliff ("Radcliff") and Farmers Deposit Bank of Brandenburg ("Brandenburg") on March 31, 1993; and First Federal Savings Bank located in Hopkinsville










("Hopkinsville") on November 30, 1993. Lexington was merged on September 13, 1991, with Liberty National Bank of Jessamine to form Liberty National Bank of Lexington, which was merged with Liberty National Bank and Trust Company of Louisville on October 1, 1993, under the name Liberty National Bank and Trust Company of Kentucky. Radcliff and Brandenburg are to be merged with Liberty National Bank and Trust Company of Hardin County during the first quarter of 1994, to form Liberty National Bank and Trust Company of Central Kentucky.

Lexington was acquired for cash totaling $24,511,000; Financial Dominion was acquired through the issuance of 270,000 shares of Liberty common stock and the cash payment of $7,043,000; and Hopkinsville was acquired through the issuance of 275,838 shares of Liberty common stock.

The Lexington and Financial Dominion acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of those acquired banking entities prior to their respective acquisition dates have not been included in the accompanying consolidated statement of income. The Hopkinsville acquisition was accounted for using the pooling-of-interests method of accounting, except that prior periods have not been restated since the effect was not material.

A summary of net assets acquired in 1993 and 1991 follows:

In thousands                                                  1993        1992
                                                          --------    --------
Investment securities                                      $47,243     $29,466
Loans, net                                                 132,208     127,813
Deposits                                                  (182,280)   (170,523)
Other assets and liabilities, net                           17,295      22,823
                                                          --------    --------
  Net assets acquired                                      $14,466      $9,579
                                                          ========    ========

The combined total excess of cost over fair value of tangible net assets acquired in the Lexington and Financial Dominion acquisitions was $19,468,000. The excess is being amortized over a fifteen-year period on a straight-line basis. The aggregate unamortized excess cost relating to purchase transactions was $42,139,000 at December 31, 1993. These amounts are being amortized over periods not exceeding twenty years. Proforma consolidated results of operations for periods prior to the date of acquisition for the Lexington and Financial Dominion acquisitions are not presented because of the immaterial impact.


Pending Merger
On November 3, 1993, Liberty and BANC ONE CORPORATION ("BANC ONE") announced they had signed an agreement for the merger of Liberty with a subsidiary of BANC ONE.

Terms of the agreement call for Liberty shareholders to receive $35.00 in value of BANC ONE stock if BANC ONE shares are trading between $37.79 and $40.00 a share. If BANC ONE shares are trading at or below $37.79 per share, Liberty shareholders will receive 0.9262 shares of BANC ONE stock for each share of Liberty. If BANC ONE is trading at or above $40.00, Liberty shareholders will receive 0.8750 shares of BANC ONE stock for each Liberty share.

Under the terms of the agreement, Liberty has the right to terminate the transaction if BANC ONE shares are trading below $34.55 per share and at or above $31.82 per share, unless BANC ONE agrees to issue additional shares to Liberty shareholders so that the value of BANC ONE shares received by Liberty shareholders is not less than $32.00 per Liberty share. Under further terms of the agreement, Liberty may terminate the transaction if the BANC ONE shares are trading at less than $31.82 per BANC ONE share. Liberty's right to terminate the transaction in these circumstances occurs shortly prior to the anticipated closing of the transaction when BANC ONE stock is valued for purposes of the transaction. The value of BANC ONE stock will be determined by averaging trading prices during a 15-day trading period ending eight trading days prior to the closing.

The BANC ONE share prices and the exchange ratio discussed in the previous paragraphs have been adjusted to reflect a 10% stock dividend payable March 4, 1994 to BANC ONE shareholders of record as of February 16, 1994 which BANC ONE declared on January 25, 1994.

In connection with this agreement, Liberty has granted BANC ONE an option to purchase up to 19.9% of its common stock under certain circumstances. The transaction is subject to Liberty shareholder and regulatory approval and is anticipated to be completed in mid-1994.

3.  Restrictions on Cash and Due from Banks
- -------------------------------------------
Liberty's affiliate banks are required by law to maintain reserves, in the form of vault cash and non-interest bearing balances with the Federal Reserve Bank, against a percentage of certain deposit liabilities. The average amount of those required reserve balances for the year ended December 31, 1993, was $82,521,000.

4.  Investment Securities
- -------------------------
A comparison of carrying value and approximate market value of investment securities as of December 31, 1993 and 1992 follows:

                                                                          1993
                                  --------------------------------------------
                                                        Unrealized
                                  Carrying     -------------------      Market
In thousands                         Value       Gains      Losses       Value
                                  --------     -------      ------    --------
U.S. Treasury and Federal
  agencies                        $397,562      $3,391        $394    $400,559

Obligations of states
  and political
  subdivisions                     252,391      10,527         556     262,362

Mortgage-backed securities         155,471       2,125         363     157,233

Other securities                     6,494           6           -       6,500
                                  --------     -------      ------    --------
                                  $811,918     $16,049      $1,313    $826,654
                                  ========     =======      ======    ========

                                                                          1992
                                  --------------------------------------------
                                                        Unrealized
                                  Carrying     -------------------      Market
In thousands                         Value       Gains      Losses       Value
                                  --------     -------      ------    --------
U.S. Treasury and Federal
  agencies                        $366,718      $6,964         $62    $373,620

Obligations of states
  and political
  subdivisions                     230,981       7,914         560     238,335

Mortgage-backed securities         167,231       2,945       1,004     169,172











Other securities                     3,864           6           -       3,870
                                  --------     -------      ------    --------
                                  $768,794     $17,829      $1,626    $784,997
                                  ========     =======      ======    ========

Investment securities with a carrying value of $562,380,000 and $508,007,000 at December 31, 1993 and 1992, respectively, were pledged to secure public funds, trust deposits and certain borrowings.

The carrying value and approximate market value of investment securities (exclusive of Federal Reserve Bank and corporate stock and mortgage-backed securities) at December 31, 1993, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          Carrying      Market
In thousands                                                 Value       Value
                                                          --------    --------
Due in one year or less                                   $201,874    $203,401
Due after one year through five years                      359,731     369,271
Due after five years through ten years                      86,528      88,107
Due after ten years                                          2,046       2,367
                                                          --------    --------
                                                           650,179     663,146
Federal Reserve Bank and corporate stock                     6,268       6,275
Mortgage-backed securities                                 155,471     157,233
                                                          --------    --------
                                                          $811,918    $826,654
                                                          ========    ========

Gross gains of $1,098,000, $2,322,000 and $2,875,000 for 1993, 1992, and
1991, respectively, and gross losses of $3,000 for 1991 were realized on sales of investment securities. There were no gross losses realized on sales of investment securities in 1993 and 1992.

5.  Loans
- ---------
A summary of loans at December 31, 1993 and 1992 follows:

In thousands                                                  1993        1992
                                                        ----------  ----------
Commercial and financial                                  $817,133    $775,966
Real estate - construction                                 108,420      93,375
Real estate - mortgage                                   1,235,215   1,129,536
Consumer                                                 1,350,214   1,181,052
Lease financing                                            113,856      69,865
                                                        ----------  ----------
                                                         3,624,838   3,249,794
Less unearned income                                        36,014      29,231
                                                        ----------  ----------
                                                        $3,588,824  $3,220,563
                                                        ==========  ==========

A summary of certain information with respect to nonaccruing and restructured loans follows:

In thousands                                                  1993        1992










                                                           -------     -------
Uncollected principal balance at
  end of year                                              $22,329     $22,876
Interest income that would have been
  recorded during the year if all such
  loans were on a current basis in
  accordance with their original terms                       1,911       2,096
Interest income that was recorded during the year              451         428


Loans to executive officers and directors of Liberty and its significant subsidiaries, and their associates, including loans to affiliated companies of which these individuals are principal owners, amounted to $21,268,000 and $23,004,000 at December 31, 1993 and 1992, respectively.
Changes during 1993 were as follows: new loans of $47,091,000, repayments of $48,247,000 and reductions of $580,000 for loans no longer meeting disclosure requirements. All such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than a normal risk of collectibility.

6.  Allowance for Loan Losses
- -----------------------------
An analysis of the changes in the allowance for loan losses follows:

In thousands                                      1993        1992        1991
                                               -------     -------     -------
Balance January 1                              $42,278     $38,525     $30,879
Additions:
  Balance of allowance for
    loan losses of acquired
    banks at acquisition dates                   2,766           -       1,946
  Provision for loan losses                     19,754      26,600      25,612
                                               -------     -------     -------
                                                64,798      65,125      58,437
                                               -------     -------     -------
Deductions:
  Charge-offs                                   23,223      29,089      23,228
  Less recoveries                                7,526       6,242       3,316
                                               -------     -------     -------
    Net charge-offs                             15,697      22,847      19,912
                                               -------     -------     -------
Balance December 31                            $49,101     $42,278     $38,525
                                               =======     =======     =======

7.  Premises and Equipment
- --------------------------
A summary of premises and equipment at December 31, 1993 and 1992 follows:

In thousands                                                  1993        1992
                                                           -------     -------
Land                                                        $8,789      $8,220
Buildings                                                   29,054      27,520
Leasehold improvements                                      18,285      17,088
Furniture and equipment                                     71,755      64,012
Construction in progress                                     7,927       1,395
                                                           -------     -------
                                                           135,810     118,235
Less accumulated depreciation and amortization              63,417      56,319
                                                           -------     -------










                                                           $72,393     $61,916
                                                           =======     =======

8.  Income Taxes
- ----------------
The components of income tax expense (benefit) follow:

In thousands                                      1993        1992        1991
                                               -------     -------     -------
Current                                        $14,748     $13,921     $13,602
Deferred                                         5,331         467      (2,210)
                                               -------     -------     -------
                                               $20,079     $14,388     $11,392
                                               =======     =======     =======

Income tax expense attributable to investment securities gains was $384,000, $789,000 and $976,000 for 1993, 1992 and 1991, respectively.

An analysis of the difference between the effective income tax rate for 1993, 1992 and 1991 and the federal statutory income tax rate of 35% in 1993 and 34% in 1992 and 1991 is as follows:

                                                  1993        1992        1991
                                                 -----       -----       -----
Federal statutory income tax rate                 35.0%       34.0%       34.0%
Changes from statutory rate resulting from:
  Tax-exempt interest income                      (9.8)      (11.5)      (14.4)
  Nondeductible interest expense                   0.8         1.1         1.7
  Nondeductible expenses                           1.5         1.4         1.5
  Other, net                                       0.5        (1.0)        0.4
                                                 -----       -----       -----
                                                  28.0%       24.0%       23.2%
                                                 =====       =====       =====

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1993 and 1992 are as follows:

In thousands                                                  1993        1992
                                                           -------     -------
Deferred tax assets:
  Allowance for loan losses                                $16,262     $13,878
  Net operating loss carryforward of acquired bank           2,026       3,275
  Other                                                        979         622
                                                           -------     -------
    Total deferred tax assets                               19,267      17,775
                                                           -------     -------
Deferred tax liabilities:
  Lease financing transactions                              11,712       6,288
  Premises and equipment                                     4,331       3,495
  Core deposit intangibles                                     946         977
  Other                                                      2,460       2,584
                                                           -------     -------
    Total deferred tax liabilities                          19,449      13,344
                                                           -------     -------
    Net deferred tax (liability) asset                       ($182)     $4,431
                                                           =======     =======











The tax effects of temporary differences in 1991 that give rise to significant portions of deferred tax expense (benefit) for the year ended December 31, 1991 are as follows:

In thousands                                                              1991
                                                                       -------
Lease financing transactions                                              $103
Provision for loan losses                                               (2,805)
Depreciation                                                              (210)
Other, net                                                                 702
                                                                       -------
                                                                       ($2,210)
                                                                       =======

At December 31, 1993, Liberty had a net operating loss carryforward for tax purposes of $5,800,000 acquired in connection with the bank acquisition completed during the second quarter of 1991. The net operating loss carryforward, which is subject to specific limitations and restrictions on its utilization, expires in the years 2002 through 2005.

9.  Long-term Debt
- ------------------
A summary of long-term debt at December 31, 1993 and 1992 follows:

In thousands                                                  1993        1992
                                                          --------     -------
Parent company:
  Debt outstanding against $25 million
    unsecured line of credit                              $      -     $13,000
  7.75% senior notes due January 1, 1999                    24,000      24,000
Subsidiaries:
  6.75% subordinated notes, $55 million
    face amount, due June 1, 2003,
    net of unamortized discount                             54,916           -
  Notes payable to Federal Home Loan Bank
    of Cincinnati with weighted average
    interest rate of 6.10% and with
    varying maturities through July 2013                    24,641           -
  5.25% to 8.50% mortgage notes payable
    with varying maturities through
    July 1995                                                   53       2,335
                                                          --------     -------
                                                          $103,610     $39,335
                                                          ========     =======

Interest on the 7.75% senior notes is payable semiannually on January 1 and July 1. The notes are redeemable at any time on or after January 1, 1996 at the option of Liberty at prices decreasing from 102% in 1996 to 100% in 1998 and thereafter. The notes are unsecured obligations of Liberty ranking on a parity with all other unsecured and unsubordinated obligations of Liberty. The indenture covering the senior notes imposes certain limitations relating to funded debt, liens and the sale or issuance of capital stock of significant bank affiliates.

During May 1993, Liberty Bank issued $55 million of 6.75% subordinated notes due June 1, 2003. The subordinated notes require interest to be paid semiannually on June 1 and December 1 and are not subject to redemption prior to maturity. Simultaneous with the receipt of the net proceeds from the sale of the subordinated notes, Liberty Bank dividended to Liberty an amount sufficient to repay the debt outstanding against the $25 million unsecured line of credit.

Under the $25 million unsecured line of credit agreement, Liberty may select an interest rate which floats daily or is fixed for periods of up to six months. Interest on amounts borrowed is payable in periods not exceeding three months. No principal payments are required prior to June 30, 1995, which is the termination date of the line of credit. Under the terms of the line of credit agreement, Liberty may extend the line of credit for a one-year period. Certain restrictive covenants exist under the line of credit agreement, the most significant of which is described in note 10.

The notes payable to the Federal Home Loan Bank of Cincinnati are collateralized by Federal Home Loan Bank capital stock owned by an affiliate bank of Liberty and certain residential mortgage loans. The notes have monthly payments, including interest, of approximately $198,000 through July 2008 and approximately $82,000 thereafter through July 2013.

The mortgage notes payable are collateralized by properties with a carrying value of $1,504,000 and $5,755,000 at December 31, 1993 and 1992,
respectively.

In August 1993, Liberty Bank issued an offering circular which detailed Liberty Bank's capability to offer from time to time unsecured and unsubordinated medium-term bank notes in an aggregate principal amount of up to $500 million. The term of each note will range from 30 days to 15 years as selected by the initial purchaser and agreed to by Liberty Bank. No notes had been issued as of December 31, 1993.

Principal payments required for years 1994 through 1998 on long-term debt outstanding at December 31, 1993, are $943,000, $962,000, $1,014,000,
$1,078,000, and $1,145,000, respectively.

10.  Dividend Restrictions
- --------------------------
Payment of dividends by Liberty's affiliate banks is subject to certain regulatory restrictions as set forth in national and state banking laws and regulations. At December 31, 1993, combined retained earnings of the affiliate banks were $244,591,000 of which $35,188,000 was available for the payment of dividends in 1994 without obtaining prior approval from bank regulatory agencies.

The $25 million unsecured line of credit described in note 9 includes a number of restrictive covenants, the most significant of which requires a minimum level of stockholders' equity minus any goodwill and certain other intangible assets. At December 31, 1993, Liberty exceeded the required level by $107,393,000.

11.  Employee Benefit Plans
- ---------------------------
Liberty Bank has a noncontributory defined benefit retirement plan covering substantially all employees of affiliated companies of Liberty who have met certain requirements. The retirement plan's benefit formula generally bases payments to retired employees upon their length of service and a percentage of their highest consecutive five-year average annual base compensation. Liberty's funding policy is to contribute annually the minimum funding requirement. Retirement plan expense was $1,284,000, $726,000 and $645,000 for 1993, 1992 and 1991, respectively.


The retirement plan's funded status and amounts recognized in the consolidated financial statements at December 31, 1993 and 1992 follow:

In thousands                                                  1993        1992
                                                          --------    --------
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including










    vested benefits of $22,372 in 1993 and
    $17,519 in 1992                                       ($23,498)   ($18,362)
                                                          ========    ========

  Projected benefit obligation for service rendered
    to date                                               ($33,295)   ($26,093)
Plan assets at fair value, primarily listed stocks
  and fixed income securities                               24,094      25,289
                                                          --------    --------
Plan assets (less than) projected benefit
  obligation                                                (9,201)       (804)
Unrecognized net loss from past experience
  different from that assumed and effects of
  changes in assumptions                                     9,426       2,351
Unrecognized net asset value at January 1, 1986
  being recognized over 15 years                            (2,812)     (3,213)
Unrecognized prior service cost                                672         737
                                                          --------    --------
  (Accrued) retirement plan expense                        ($1,915)      ($929)
                                                          ========    ========

The weighted-average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.90% and 4.50%, respectively, in 1993 and 8.75% and 4.50%, respectively, in 1992.

The components of net retirement plan expense follows:

In thousands                                      1993        1992        1991
                                                ------      ------      ------
Service cost - benefits earned during
  the period                                    $1,509      $1,313      $1,181
Interest cost on projected benefit
  obligation                                     2,243       1,939       1,723
Actual return on plan assets                    (2,010)     (1,447)     (4,504)
Net amortization and deferral                     (458)     (1,079)      2,245
                                                ------      ------      ------
  Net retirement plan expense                   $1,284        $726        $645
                                                ======      ======      ======

The expected long-term rate of return on assets used in determining net retirement plan expense was 8.75% for 1993 and 9% for 1992.

Liberty Bank has an unfunded non-qualified excess benefit plan covering certain key employees. Under the plan, $350,000, $274,000, and $282,000 was expensed for 1993, 1992, and 1991, respectively.

Liberty Bank has a contributory thrift plan which covers substantially all employees of affiliated companies of Liberty who have met certain requirements. Under the terms of the plan, each participating company makes contributions equal to a percentage of employee contributions. Employer contributions were $1,933,000, $1,745,000, and $1,619,000 for
1993, 1992, and 1991, respectively.

Liberty has a management incentive compensation plan under which cash awards are made to certain key employees and are payable at the election of the participants in the year following the award or on a deferred basis. Amounts awarded for 1993, 1992, and 1991 totaled $1,034,000, $1,138,000, and $700,000, respectively.

In December 1990, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 106 ("SFAS No. 106") "Employers' Accounting for Postretirement Benefits Other Than Pensions". Although it applies to all forms of postretirement benefits, the Statement principally focuses on postretirement health care benefits and will require companies to accrue, during the period that an employee renders service to the company, the expense of providing such benefits. Liberty currently recognizes the expense of such benefits at the time the benefits are provided. During 1992, Liberty eliminated, except for certain grandfathered employees, its policy of providing health care benefits to age 65 for those employees who retired prior to age 65. Liberty's adoption of SFAS No. 106 in 1993 did not have a material impact on Liberty's financial condition or results of operations.

In November 1992, the FASB issued Statement of Financial Accounting Standards No. 112 ("SFAS No. 112") "Employers' Accounting for Postemployment Benefits Other Than Pensions". The Statement requires employers to accrue an obligation for postemployment benefits if employees' rights to those benefits accumulate or vest, payment is probable, and the amount of the benefits can be reasonably estimated. Postemployment benefits that do not meet those four conditions would be accrued when it is probable that a liability has been incurred and the amount of the benefits can be reasonably estimated.

Adoption of SFAS No. 112 is required in 1994. Liberty believes its adoption of SFAS No. 112 will not have a material impact on Liberty's financial condition or results of operations.

12.  Lease Commitments
- ----------------------
Certain premises and equipment are leased under noncancelable leases which provide for minimum rental payments as follows:

                           Rental payments    Lease sublease              Net rental
In thousands                      required     rental income       payments required
                           ---------------     -------------       -----------------
1994                                $4,641              $198                  $4,443
1995                                 4,396               198                   4,198
1996                                 3,915               198                   3,717
1997                                 2,210               183                   2,027
1998                                 1,595                87                   1,508
1999-2030                           16,095               253                  15,842


Rental expense under cancelable and noncancelable leases for 1993, 1992 and 1991 was $6,453,000, $5,269,000, and $3,710,000, respectively. Such amounts are net of sublease rental income for 1993, 1992 and 1991 of $412,000, $610,000, and $622,000, respectively.

13.  Commitments and Contingent Liabilities
- -------------------------------------------
Liberty's consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business to meet the financing needs of customers and to reduce Liberty's exposure to fluctuation in interest rates. These include commitments to extend credit, standby letters of credit, and interest rate swap agreements. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risk in excess of the amount recognized in the consolidated balance sheet. The extent of Liberty's involvement in various commitments or contingent liabilities is expressed by the contract or notional amounts of such instruments.

Commitments to extend credit, which amounted to $909,061,000 at December 31, 1993, are agreements to lend to a customer as long as all conditions established in the contract are fulfilled. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Liberty evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Liberty upon extension of credit, is based upon management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant, equipment, income-producing commercial properties, marketable securities and interest bearing time deposits.

Standby letters of credit are conditional commitments issued by Liberty guaranteeing the performance of a customer to a third party. Those guarantees primarily consist of performance assurances made on behalf of customers who have a contractual commitment to produce or deliver goods or services. Most guarantees are for one year or less. The risk to Liberty arises from its obligation to make payment in the event of the customers' contractual default and is essentially the same as that involved in extending loan commitments to customers. The amount of collateral obtained, if deemed necessary by Liberty, is based upon management's credit evaluation of the customer. Collateral held varies. At December 31, 1993, Liberty had $109,335,000 in standby letters of credit outstanding.

Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Liberty uses interest rate swap transactions as part of its interest rate risk management strategy. The underlying principal amounts in interest rate swap transactions, or notional amounts, express the volume of the transactions but not the amounts subject to credit risk. At December 31, 1993, the notional amount of interest rate swap transactions was $55,000,000. The amount at risk, calculated by estimating the cost of replacing at current market rates all the outstanding agreements for which Liberty would incur a loss, was approximately $281,000 at December 31, 1993.

Liberty grants commercial loans, real estate loans, consumer loans and lease financing to customers primarily in the immediate market areas of its affiliate banks in Kentucky and southern Indiana and has a diversified loan portfolio.

In 1989, a jury returned a verdict against Liberty Bank for compensatory damages based on lender liability claims which totaled (net of a judgment in Liberty Bank's favor against the borrower of approximately $2.8 million under a note) approximately $4.2 million. On September 23, 1991, the trial court granted Liberty Bank's motion for a judgment notwithstanding the verdict ("JNOV") thereby overturning the judgment, and conditionally granted Liberty Bank's motion for a new trial if the JNOV was subsequently vacated or reversed on appeal. On March 19, 1993, the Kentucky Court of Appeals issued an opinion vacating the JNOV and the conditional grant of a new trial and remanded the matter to the trial court for proceedings consistent with the opinion.

As previously announced, in September 1993 the Kentucky Supreme Court denied Liberty Bank's motion for discretionary review of the Kentucky Court of Appeals decision. In October 1993, Liberty paid the sum of $4,202,458 in damages and $2,007,542 for interest on that amount to settle the matter. Liberty accrued and charged to operations the settlement amount in the third quarter of 1993. All related federal court proceedings were settled at no additional expense to Liberty.

In addition to the legal proceedings described in the previous paragraph, other legal proceedings involving Liberty and its subsidiaries periodically arise in the ordinary course of business, including claims by debtors and their related interests against Liberty's subsidiaries following initiation of collection proceedings. These legal proceedings sometimes involve claims for substantial damages. Management, after discussion with legal counsel and after consideration of possible recourse to third parties, believes the ultimate result of these legal proceedings will not have a material adverse effect upon the consolidated financial statements of Liberty.

14.  Stock Splits
- -----------------
Liberty's Board of Directors declared a 3-for-2 common stock split in the form of a 50% stock dividend on January 15, 1992 and a 4-for-3 common stock split in the form of a 33 1/3% stock dividend on April 14, 1993. The additional shares resulting from the respective stock splits were distributed on February 17, 1992 and May 17, 1993 to stockholders of record on February 3, 1992 and May 3, 1993.

15.  Stock Options
- ------------------
Liberty has a stock option plan which permits options with ten-year terms to be granted to certain key employees to purchase Liberty common stock at not less than fair market value of the common stock at date of grant. The maximum number of shares authorized for issuance is based on 6% of the highest number of shares outstanding at any time since adoption of the plan (approximately 1,544,000 shares at December 31, 1993, based upon Liberty common stock outstanding on that date). No options may be granted later than February 5, 1996.

In addition, the plan permits stock appreciation rights ("SARs") to be granted concurrently with any option granted. SARs entitle the holder of the related option to surrender the option and, in lieu of exercise, to receive a cash payment from Liberty equal to the excess of the fair market value of the common stock at the date the right is exercised over the option price of the option surrendered. No SARs have been issued as of December 31, 1993.

A summary of share data related to the stock option plan and to stock options of an acquired banking entity which were converted to Liberty stock options at the time of acquisition follows:

                                             Number of      Option price
                                                shares         per share
                                             ---------  ----------------
Options outstanding at December 31, 1990       913,519  $11.44 to $14.00
  Granted                                      376,277             12.38
  Exercised                                     36,951   11.44 to  14.00
  Expired or terminated                              -                 -
                                             ---------
Options outstanding at December 31, 1991     1,252,845   11.44 to  14.00
  Granted                                            -                 -
  Exercised                                    244,403   11.44 to  14.00
  Expired or terminated                          5,931   12.38 to  14.00
                                             ---------
Options outstanding at December 31, 1992     1,002,511   11.44 to  14.00
  Granted                                            -                 -
  Options of acquired banking entity             4,720              6.80
  Exercised                                     76,389   11.44 to  14.00
  Expired or terminated                          1,167             12.38
                                             ---------
Options outstanding at December 31, 1993       929,675    6.80 to  14.00
                                             =========

At December 31, 1993, options for 929,675 shares were exercisable.

16.  Other Non-interest Expense
- -------------------------------
The major components of other non-interest expense follow:

In thousands                                      1993        1992        1991
                                               -------     -------     -------
Delivery and communication                      $6,713      $6,161      $5,706
Supplies                                         6,376       5,843       5,572
Taxes and insurance                             14,326      13,050      11,013
Professional services                            8,937       6,515       5,157
Lender liability settlement                      6,210           -           -










All other                                       23,112      20,809      22,108
                                               -------     -------     -------
                                               $65,674     $52,378     $49,556
                                               =======     =======     =======

17. Liberty National Bancorp, Inc. (parent company only)
- --------------------------------------------------------
Condensed Balance Sheet

In thousands
December 31                                                   1993        1992
                                                          --------    --------
Assets
Advances to affiliate bank                                  $8,133      $2,458
Investment in subsidiaries                                 425,232     390,789
Other assets                                                   576       1,115
                                                          --------    --------
  Total                                                   $433,941    $394,362
                                                          ========    ========
Liabilities and Stockholders' Equity
Commercial paper                                            $5,072      $2,625
Other liabilities                                            5,337       1,510
Long-term debt                                              24,000      37,000
Stockholders' equity                                       399,532     353,227
                                                          --------    --------
  Total                                                   $433,941    $394,362
                                                          ========    ========

Condensed Statement of Income

In thousands
Year ended December 31                            1993        1992        1991
                                               -------    --------    --------
Income
  Cash dividends from subsidiaries             $42,568     $26,865     $18,552
  Interest on advances to affiliate bank           125         404         885
  Other income                                      40           -           -
                                               -------     -------     -------
    Total income                                42,733      27,269      19,437
                                               -------     -------     -------
Expense
  Interest on commercial paper                     125         404         885
  Interest on long-term debt                     2,112       2,522       3,128
  Other expense                                  2,577       2,082       2,179
                                               -------     -------     -------
    Total expense                                4,814       5,008       6,192
                                               -------     -------     -------
Income before income taxes, equity in
  undistributed net income of subsidiaries
  and cumulative effect of change in
  accounting principle                          37,919      22,261      13,245
Federal income tax benefit                       1,187       2,087       1,551
                                               -------     -------     -------
Income before equity in undistributed net
  income of subsidiaries and cumlative
  effect of change in accounting principle      39,106      24,348      14,796
Equity in undistributed net income of
  subsidiaries                                  12,408      21,291      24,056
                                               -------     -------     -------
Income before cumulative effect of change
  in accounting principle                       51,514      45,639      38,852
Cumulative effect on prior years of change










  in accounting for income taxes                     -           -         246
                                               -------     -------     -------
Net income                                     $51,514     $45,639     $39,098
                                               =======     =======     =======

Condensed Statement of Cash Flows

In thousands
Year ended December 31                            1993        1992        1991
                                               -------    --------    --------
Cash flows from operating activities
  Net income                                   $51,514     $45,639     $39,098
  Adjustments to reconcile net income to net
    cash provided by operating activities
      Amortization                               1,359       1,183       1,204
      Cumulative effect of change in
        accounting for income taxes                  -           -        (246)
      Deferred income tax (benefit)                (32)        (32)       (149)
      Equity in undistributed net income
        of subsidiaries                        (12,408)    (21,291)    (24,056)
      (Increase) decrease in accrued
        interest receivable                         (2)         (3)         12
      Decrease (increase) in other assets          462        (452)       (450)
      (Decrease) increase in accrued
        interest payable                           (67)        853        (460)
      Increase (decrease) in current
        income taxes payable                       793        (293)         89
      Increase (decrease) in other
        liabilities                              3,356         (62)        (37)
                                               -------     -------     -------
        Net cash provided by operating
          activities                            44,975      25,542      15,005
                                               -------     -------     -------
Cash flows from investing activities
  Investments in subsidiaries                   (8,849)     (9,201)    (26,861)
                                               -------     -------     -------
    Net cash (used) by investing activities     (8,849)     (9,201)    (26,861)
                                               -------     -------     -------
Cash flows from financing activities
  Net increase (decrease) in
    commercial paper                             2,447      (3,484)     (1,705)
  Proceeds from issuance of long-term debt           -      13,000      63,000
  Repayment of long-term debt                  (13,000)    (15,000)    (41,950)
  Proceeds from issuance of common stock           638       1,693         101
  Cash dividends paid                          (20,518)    (14,951)    (12,477)
  Cash paid in lieu of fractional shares           (18)        (21)          -
                                               -------     -------     -------
    Net cash (used) provided by financing
      activities                               (30,451)    (18,763)      6,969
                                               -------     -------     -------
Net increase (decrease) in cash and
  cash equivalents                               5,675      (2,422)     (4,887)
Cash and cash equivalents at
  beginning of year                              2,458       4,880       9,767
                                               -------     -------     -------
Cash and cash equivalents at end of year        $8,133      $2,458      $4,880
                                               =======     =======     =======

Supplemental disclosure
  Interest paid                                 $2,304      $2,073      $4,473
  Income tax refund                              1,948       1,762       1,491
  Noncash investing and financing activities    14,466          44      18,830

Advances to affiliate bank are defined as cash and cash equivalents.











18.  Fair Values of Financial Instruments
- -----------------------------------------
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107") requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented are not intended to represent the underlying value of Liberty.

The methods and assumptions used by Liberty in estimating its fair value disclosures for financial instruments are presented below:

Cash and Short-term Investments
The carrying amounts for cash and short-term investments approximates their fair values.

Trading Account Securities and Mortgage Loans Held for Sale
Fair values for trading account securities and mortgage loans held for sale are based upon quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Investment Securities
Fair values for investment securities are based upon quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans, net
For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values of other types of loans are estimated by discounting the future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit quality and for the same remaining maturities.

Deposits
The fair values for demand deposits, savings accounts and certain money market deposits are the amounts payable on demand at the reporting date. The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings
The carrying amounts for short-term borrowings approximates their fair values.

Long-term Debt
The fair values for long-term debt are estimated using discounted cash flow analyses, based on Liberty's current incremental borrowing rates for similar types of borrowing arrangements.

Commitments to Extend Credit and Standby Letters of Credit
The fair values of commitments to extend credit is estimated using fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customer. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of standby letters of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

Interest Rate Swap Agreements
The fair values of interest rate swap agreements are estimated using dealer quotes. These values represent the costs to replace all outstanding interest rate swap agreements at current market rates, taking into consideration the current creditworthiness of the counterparties.

The estimated fair values of Liberty's financial instruments at December 31, 1993 and 1992 are as follows:

                                                   1993                  1992
                                   --------------------   -------------------
                                     Carrying      Fair    Carrying      Fair
In thousands                            Value     Value       Value     Value
                                   ---------- ---------   --------- ---------
Financial assets:
  Cash and short-term investments    $370,129  $370,129    $431,317  $431,317
  Trading account securities and
    mortgage loans held for sale        6,405     6,405       9,612     9,612
  Investment securities               811,918   826,654     768,794   784,997
  Loans, net (excluding lease
    financing)                      3,446,690 3,526,477   3,122,305 3,168,507

Financial liabilities:
  Deposits                          4,079,219 4,095,297   3,761,217 3,779,199
  Short-term borrowings               292,587   292,587     375,310   375,310
  Long-term debt                      103,610   110,174      39,335    40,312

Unrecognized financial instruments:
  Commitments to extend credit                     (833)                 (776)
  Standby letters of credit                      (3,059)               (2,143)
  Interest rate swap agreements in
    a net receivable position                       281                     -


19.  Stockholder Rights Plan
- ----------------------------
In 1992, Liberty's Board of Directors adopted a stockholder rights plan designed to protect Liberty stockholders and to deter any takeover initiatives which Liberty's Board determines are not in the best interests of Liberty and its stockholders.

In November 1993, Liberty and the rights agent executed an amendment to the stockholder rights plan in conjunction with Liberty's pending merger with BANC ONE (see note 2). The amendment provides, among other things, that neither BANC ONE nor any of its subsidiaries will become an "Acquiring Person" and that no "Triggering Event," "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the rights agreement) will occur as a result of the completion of the merger. In addition, the amendment provides that the rights will expire upon completion of the merger.

Under the plan, a right (adjusted to 0.75 of a right after the 4-for-3 stock split distributed in May 1993) to purchase one one-hundredth of a share of a new series of junior participating preferred stock for $85 is attached to each outstanding share of Liberty common stock. The rights detach and become exercisable on the 20th business day following the date any person or group acquires 20% or more of Liberty's outstanding common stock (an "Acquiring Person") or commences a tender offer or exchange offer for 30% or more of Liberty's outstanding common stock. However, any rights held by an Acquiring Person cannot be exercised.

Except as qualified by the November 1993 Amendment, following the distribution of the rights, if (i) an Acquiring Person engages in a self-dealing transaction as defined in the rights plan, (ii) any person or group actually acquires 30% or more of Liberty's common stock, or (iii) an event occurs that results in an Acquiring Person's ownership interest being increased by more than 1%, each right (other than rights held by an Acquiring Person) will entitle its holder to purchase, for the $85 exercise price, a number of shares of Liberty's common stock having a market value of twice the exercise price. At any time after the rights become exercisable for Liberty's common stock, Liberty's Board of Directors may exchange the rights (other than rights owned by an Acquiring Person), in whole or in part, at an exchange ratio of one common share per right, subject to adjustment.

Also, except as qualified by the November 1993 Amendment, if Liberty is acquired in a merger or other business combination in which Liberty is not the surviving corporation (other than a transaction that Liberty's independent directors determine to be in the best interests of Liberty and its stockholders) or 50% or more of Liberty's consolidated assets or earning power are sold, each right will entitle the holder to purchase, for the exercise price, stock of the acquiring company having a market value of twice the exercise price. The rights may be redeemed by Liberty for $.01 per right at any time until 20 business days following the date when any person or group acquires 20% or more of Liberty's outstanding common stock. Unless earlier redeemed or expired, the rights will terminate on September 11, 2002.



REPORT OF INDEPENDENT AUDITORS
- ------------------------------

To the Board of Directors and Stockholders
Liberty National Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Liberty National Bancorp, Inc., and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty National Bancorp, Inc., and Subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Corporation changed its method of accounting for income taxes in 1991.


/s/ Coopers & Lybrand
Louisville, Kentucky
January 11, 1994
                                                      Exhibit 13 item (G)
QUARTERLY RESULTS OF OPERATIONS (unaudited)           -------------------
Liberty National Bancorp, Inc., and Subsidiaries

In thousands except per share data
Quarter                                                                        1993
                                           ----------------------------------------
                                               1st        2nd        3rd        4th
                                           -------    -------    -------    -------
Interest income                            $78,575    $80,064    $80,543    $82,313
Interest expense                            32,238     32,503     33,044     32,918
                                           -------    -------    -------    -------
Net interest income                         46,337     47,561     47,499     49,395
Provision for loan losses                    5,627      6,321      2,136      5,670
                                           -------    -------    -------    -------
Net interest income after
  provision for loan losses                 40,710     41,240     45,363     43,725
Non-interest income                         13,056     16,504     15,473     15,651
Non-interest expense                        36,299     39,019     45,111     39,700
                                           -------    -------    -------    -------
Income before income taxes                  17,467     18,725     15,725     19,676
Income tax expense                           4,749      5,222      4,422      5,686
                                           -------    -------    -------    -------
Net income                                 $12,718    $13,503    $11,303     13,990
                                           =======    =======    =======    =======

Net income per share (a)                     $0.51      $0.53      $0.44      $0.55


In thousands except per share data
Quarter                                                                        1992
                                           ----------------------------------------
                                               1st        2nd        3rd        4th
                                           -------    -------    -------    -------
Interest income                            $82,641    $81,250    $80,342    $80,232
Interest expense                            42,742     39,119     37,196     34,665
                                           -------    -------    -------    -------
Net interest income                         39,899     42,131     43,146     45,567
Provision for loan losses                    6,026      6,281      7,333      6,960
                                           -------    -------    -------    -------






Net interest income after
  provision for loan losses                 33,873     35,850     35,813     38,607
Non-interest income                         15,187     14,490     14,062     12,900
Non-interest expense                        34,026     35,275     35,045     36,409
                                           -------    -------    -------    -------
Income before income taxes                  15,034     15,065     14,830     15,098
Income tax expense                           3,728      3,411      3,691      3,558
                                           -------    -------    -------    -------
Net income                                 $11,306    $11,654    $11,139    $11,540
                                           =======    =======    =======    =======

Net income per share (a)                     $0.45      $0.47      $0.45      $0.46

(a) Per share amounts have been adjusted to reflect the 4-for-3 stock split distributed in May 1993.